                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of April 2004

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                             Form 20-F           40-F   X
                                       -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                  Yes:           No:    X
                                       -----          -----

                              SIERRA WIRELESS, INC.

                               2003 ANNUAL REPORT

                               UNITED STATES GAAP

                              FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(Expressed in thousands of United States dollars, except per share amounts)

   YEARS ENDED DECEMBER 31,                                                             2001         2002         2003
                                                                                     ---------    ---------    -------
   Revenue                                                                            $ 62,348     $ 77,259    $ 101,709
   Gross margin                                                                         15,313        7,998       41,158
   Gross margin percentage                                                                24.6%        10.4%        40.5%
   Gross margin percentage,
     excluding restructuring costs and inventory writedowns                               42.2%        37.3%        40.5%
   Total expenses                                                                       42,359       46,445       39,670
   Net earnings (loss)                                                                 (24,269)     (41,663)       2,255
   Diluted earnings (loss) per share                                                     (1.50)       (2.56)        0.12

   Excluding restructuring costs,
      integration costs and Metricom recovery
         Net earnings (loss)                                                           (10,269)      (5,764)       4,909
         Diluted earnings (loss) per share                                               (0.64)       (0.35)        0.26

   Revenue by product
      AirCard                                                                               62%          58%          70%
      OEM                                                                                   15           25           21
      Mobile                                                                                13           10            6
      Other                                                                                 10            7            3
                                                                                     ---------    ---------     --------
                                                                                           100%         100%         100%
                                                                                     =========    =========     ========

   Revenue by geographical region
       Americas                                                                             97%          87%          73%
       Europe                                                                                -            7           13
       Asia-Pacific                                                                          3            6           14
                                                                                     ---------    ---------     --------
                                                                                           100%         100%         100%
                                                                                     =========    =========     ========

CONSOLIDATED BALANCE SHEET  DATA
(Expressed in thousands of United States dollars, except number of shares) (Prepared in accordance with United States GAAP)

YEARS ENDED DECEMBER 31,                                                                         2002             2003
                                                                                             -----------     -----------
Cash, including short-term and long-term investments                                         $    34,841     $   109,757
Working capital                                                                                   36,864          80,363
Long-term debt including obligations under capital lease                                           6,590           3,735
Total shareholders' equity                                                                        48,754         143,547
Number of common shares outstanding                                                           16,345,396      24,822,071

REVENUE BY QUARTER
in thousands of US$ (unaudited)


Q4-03       $34,573                  Q3-03     $26,250                  Q2-03    $20,736                  Q1-03   $20,150
Q4-02       $22,547                  Q3-02     $21,083                  Q2-02    $16,929                  Q1-02   $16,700

                             REPORT TO SHAREHOLDERS

2003 was a year of major milestones and profitable growth. We reached the $100 million revenue mark for the first time in our history, returned to profitability for the full year, and set the stage for further profitable growth.

STRONG FINANCIAL RESULTS

Our financial results were driven by growing demand for our expanded line of Sierra Wireless AirCard(R) PC cards and embedded modules. Introduced in 2002 and 2003 for 2.5G wireless data networks, our new products enjoyed a strong reception and helped drive revenues and earnings. Our results were further enhanced by our acquisition of AirPrime.

For the twelve months ended December 31, 2003, our revenues increased 32% to $101.7 million, up from $77.3 million in 2002. Net earnings were $2.3 million (diluted earnings per share of $0.12 per share), compared to a loss of $41.7 million (loss per share of $2.56) in 2002. Our gross margin rose to $41.2 million or 40.5% of revenues, from $8.0 million or 10.4% of revenues in 2002.

A WORLD OF WIRELESS DATA

Underpinning our results was the growing worldwide acceptance of wireless data. As predicted, the 2.5G networks have increased the speed and functionality of wireless data, making it more attractive to more people. Many of the world's leading wireless operators promoted wireless data services to customers in 2003, and adoption rates grew significantly.

We tapped that demand, building our revenues in North America and achieving approximately 160% revenue growth in our newer Asia-Pacific and European markets.

Highlights of the year included significantly expanding our European distribution by connecting mobile professionals to Europe's widely-used O2 network, and partnering with IBM in China to offer a new wireless bundle that includes the Sierra Wireless AirCard 750 combined with IBM's high-end ThinkPad T40 notebook series.

In North America, we partnered with Verizon to supply our new PC5220 card for Verizon's high-speed CDMA 1xEV-DO network. Another key development was Sprint's decision to launch the Treo 600 Smartphone from PalmOne nationwide. The Treo 600 features the Sierra Wireless EM3420 as its wireless engine.

INVESTING FOR PROFITABLE GROWTH

While our growth has been dramatic, we believe that the wireless data industry is still early in the adoption cycle.

The advent of commercially available high-speed data services such as CDMA 1xEV-DO and EDGE is about to bring mobile connectivity to an even broader set of applications and user segments. Significantly faster than existing networks, these new technologies support data rich applications like streaming audio, video and the Internet, and will continue to accelerate adoption of wireless data.

Smartphones are attracting even more users. Born from the convergence of voice and data technologies, and driven by the increasing demand for anytime, anywhere access to e-mail and information, Smartphones have emerged as the highest growth category in the industry.

During 2003, we made a number of moves to ensure we remain a world leader in our evolving industry:

o In June, we acquired AirPrime, Inc., a privately held, leading supplier of high-speed CDMA wireless products. The acquisition has enhanced our position as a market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet. It has also brought us a market leading CDMA embedded module portfolio with important customers in the handheld and notebook PC arenas.

o We announced our entry into the Smartphone market with the introduction of our new Voq professional phone. Based on Microsoft Windows Mobile software for Smartphones, our Voq-branded professional phones will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. They will also offer easy information navigation and retrieval, compelling text entry, and automatically updated e-mail. The initial response has been very enthusiastic. The combination of a sizable market opportunity, our background in enterprise wireless data, and our existing channels and relationships, makes this a logical evolution for Sierra Wireless. We plan to have our first

     Voq phone model for GSM/GPRS networks commercially available in Europe and North America in the second quarter of 2004.

o We developed products for the new and expanding CDMA 1xEV-DO and EDGE networks. Our PC 5220 PC Card for the Verizon Wireless CDMA 1xEV-DO network started shipping commercially in the third quarter of 2003. Our second CDMA 1xEV-DO product, the AirCard 580, is expected to begin shipping commercially in the second quarter of 2004. Our first EDGE product, the AirCard 775, is expected to start commercial shipping in the third quarter of 2004.

With these developments, Sierra Wireless has a growing core business which will be augmented by our entry into a new product segment.

We intend to continue growing and changing in step with the needs of our wireless operator partners and business customers around the world. During 2003, we completed a $74.8 million secondary public offering of 4.6 million common shares in the United States and Canada resulting in net proceeds of $67.4 million. We have over $100 million of cash on hand and we are generating positive cash flow. This positions us very well to continue investing for profitable growth.

As we move forward, our steps will be guided by our knowledgeable and independent board of directors--a board that is stronger than ever following the 2003 appointments of Nadir Mohamed and Charles Levine. Mr. Mohamed is President and Chief Executive Officer of Rogers Wireless Communications Inc. Mr. Levine is the former President of Sprint PCS. The industry knowledge, expertise and proven record of success of these two new directors have already proved invaluable to Sierra Wireless. We thank all of our board members for their wise counsel in 2003.

I also want to acknowledge the many contributions of our dedicated employees. Our success reflects the innovation, enthusiasm and hard work of every member of Team Sierra Wireless.

Finally, I want to thank you, our shareholders, for your confidence in Sierra Wireless and in our mission. Your capital has made it possible for us to bring our ideas and our products to the world.

/s/ David B. Sutcliffe
-------------------------
David B. Sutcliffe
Chairman and Chief Executive Officer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) AND, EXCEPT WHERE OTHERWISE SPECIFICALLY INDICATED, ALL AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS.

OVERVIEW

We provide highly differentiated wireless solutions worldwide. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market. Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch. We sell our products directly to end-users and through indirect channels, including wireless operators, resellers and OEMs.

During 2003, our revenue increased 31.6% to $101.7 million, compared to $77.3 million in 2002, despite the slowdown in enterprise spending and the overall conditions affecting the wireless communications industry. Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 73%, 13% and 14%, respectively, in fiscal 2003 and 87%, 7% and 6%, respectively, in fiscal 2002. Our North American business is shifting from long-term, large volume commitments by carriers to faster book/ship cycles driven by customer demand on channels. This shift is a return to our roots, lowers carrier dependency and is the status quo for our business in Europe and in the Asia-Pacific region.

In the third quarter of 2003, we closed our acquisition of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. In the fourth quarter of 2003, we completed our public offering of 4.6 million common shares with net proceeds of approximately $67.4 million. In addition, we announced the introduction of our Voq line of professional phones and value-added software to deliver a converged mobile telephony and e-mail solution targeted at business users. The Voq professional phone is expected to be commercially available in the first half of 2004.

REVENUE

We derive our revenue primarily through sales of our products to wireless communications service providers, original equipment manufacturers, resellers and through direct sales to end-users. We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government funding arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

COST OF GOODS SOLD

We outsource most of our manufacturing services to enable us to achieve greater efficiencies and economies of scale. We were able to achieve savings in costs and improvements in efficiencies in 2003, and we will focus on further cost savings and efficiencies going forward. Because we outsource most of our manufacturing services, our cost of goods sold consists primarily of the direct costs of finished goods purchased from our outsource manufacturers, third-party royalties, warranty costs and an allocation of operating costs.

During the second quarter of 2003, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and certain CDMA product manufacturing to Flextronics. By using its fully integrated supply chain services, we have reduced product costs, improved alignment with our international customer base and achieved increased operating efficiencies and scalability.


SALES AND MARKETING

Our sales and marketing expenses consist mainly of salaries, commissions, travel expenses, conferences, marketing materials and market development funding. Our sales programs rely, in part, on delivering products to end-users identified and cultivated through our relationships with wireless communications service providers, original equipment manufacturers and resellers. During 2003, we continued to expand our distribution channels in Europe and the Asia-Pacific region as part of our international growth objective. We expect to continue to make increased investments in these strategic areas during 2004.

RESEARCH AND DEVELOPMENT, NET

Since our incorporation in 1993, we have invested in new generations of technology. We have funded our investment in research and development from operating cash flow, supplemented by our initial public offering and follow-on offerings, together with research and development funding and investment tax credits. Our research and development expenses consist mainly of salaries, consulting costs and amortization, net of government research and development funding and investment tax credits, and are expensed as incurred. We expect our research and development expenses to continue to increase as we invest in next generation technology and develop new products.

ADMINISTRATION

Our administration costs consist mainly of salaries, professional fees, insurance, and general administration. We expect that these costs will increase as insurance premiums continue to increase and as we continue to build our information systems infrastructure as part of our international expansion.

INCOME TAXES

Prior to 2000, we recorded no provision for Canadian federal income taxes for any period since our incorporation. Through the end of fiscal 1997 we recorded losses and, when we became profitable in 1998, we had sufficient net operating losses, investment tax credits or scientific research and development expenses in Canada to offset any federal income taxes that would otherwise be payable. In 2000, our taxable income in Canada was reduced through the utilization of scientific research and development expenses, and in the United States we had taxable income for the first time. This resulted in us having current and future taxes payable. In 2002, we incurred operating losses and recorded a recovery of income taxes previously paid. In 2003, we had sufficient net operating losses, investment tax credits or scientific research and development expenses to offset federal income taxes that would otherwise be payable. The current tax expense in 2003 is comprised primarily of Canadian capital tax.

We believe that it is more likely than not that we will realize our net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment. We have not recognized any additional deferred tax assets in 2003.

RESULTS OF OPERATIONS

The following table sets forth our operating results for the three years ended December 31, 2003, expressed as a percentage of revenue:

                                                                       YEARS ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                      2001        2002       2003
                                                                   ---------   ---------  -------
Revenue.........................................................      100.0%      100.0%     100.0%
Cost of goods sold..............................................       75.4        89.6       59.5
                                                                      -----       -----      -----
Gross margin....................................................       24.6        10.4       40.5
                                                                      -----       -----      -----
Expenses
  Sales and marketing...........................................       20.4        15.0       11.4
  Research and development, net.................................       27.1        19.3       15.7
  Administration................................................       17.1         6.2        6.5
  Restructuring and other charges...............................          -        16.6        1.2
  Integration costs.............................................          -           -        1.9
  Amortization..................................................        3.3         3.0        2.3
                                                                   --------    --------   --------
                                                                       67.9        60.1       39.0
                                                                   --------    --------   --------
Earnings (loss) from operations.................................      (43.3)      (49.7)       1.5

Other income....................................................        4.0         0.3        0.9
                                                                      -----       -----      -----
Net income (loss) before income taxes...........................      (39.3)      (49.4)       2.4

Income tax expense (recovery)...................................       (0.4)        4.5        0.2
                                                                      ------      -----      -----
Net income (loss)...............................................      (38.9)      (53.9)       2.2
                                                                      ======      ======     =====

Our revenue by product, by distribution channel and by geographical region is as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                               ------------------------------
                                                               2001         2002         2003
                                                               ----         ----         ----
Revenue by product
        AirCard...............................................    62%           58%         70%
        OEM...................................................    15            25          21
        Mobile................................................    13            10           6
        Other.................................................    10             7           3
                                                               --------     --------     --------
                                                                 100%          100%        100%
                                                               ========     ========     ========
Revenue by distribution channel
        Wireless carriers.....................................    31%          43%          46%
        OEM...................................................    17           25           22
        Resellers.............................................    44           25           31
        Direct and other......................................     8            7            1
                                                               --------     --------     --------
                                                                 100%         100%         100%
                                                               ========     ========     ========

Revenue by geographical region
        Americas..............................................    97%          87%           73%
        Europe................................................     -            7            13
        Asia-Pacific..........................................     3            6            14
                                                               --------     --------     --------
                                                                 100%         100%          100%
                                                               ========     ========     ========

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

FOLLOW-ON OFFERING

On November 14, 2003, we completed a new issue and secondary public offering of
4.6 million common shares in the United States and Canada at a price of $16.25 per common share. The offering generated net proceeds of approximately $67.4 million. Of the 4.6 million common shares, 4.4 million common shares were sold by the Company and 0.2 million common shares were sold by retiring officers of the Company.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date. As a result of the acquisition, we believe the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.8 million including common shares valued at $22.4 million with costs related to the acquisition of $1.4 million. The value of the 3,708,521 common shares issued was determined based on the average market price of our common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

2003 RESTRUCTURING AND INTEGRATION COSTS

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns.............................  $       0.6
Workforce reductions..............................................          0.3
Facilities restructuring..........................................          0.3
                                                                    -----------
     Total restructuring and other charges........................  $       1.2
                                                                    ===========

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses that are no longer required. These assets were written down to nil. Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there were no restructuring amounts remaining to be paid out related to workforce reductions. We also recorded an additional facilities restructuring charge of $0.3 million as we have made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

During 2003, we also incurred integration costs of $1.9 million related to travel, facilities and costs related to eight existing employees retained for the transition period. All of these employees have completed their integration activities and have been terminated as of December 31, 2003.

REVENUE

Revenue amounted to $101.7 million in 2003, compared to $77.3 million in 2002, an increase of 31.6%. Included in our revenue was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. During 2003, we commenced commercial shipment of the AirCard 575, MP 555 and MP 750 as well as the products formerly sold by AirPrime.

GROSS MARGIN

Gross margin amounted to $41.2 million in 2003, compared to $8.0 million in 2002. Included in our gross margin was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. During 2002, our gross margin was negatively affected by restructuring and other charges of $20.8 million. Our gross margin percentage was 40.5% of revenue in 2003, compared to 10.4% of revenue in 2002. Our gross margin, excluding restructuring and other charges, amounted to $41.2 million, or 40.5% of revenue in 2003, compared to $28.8 million, or 37.3% of revenue in 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions. During 2003, we sold $1.4 million of products that had a book value after writedowns of nil.

SALES AND MARKETING

Sales and marketing expenses were $11.6 million in 2003, unchanged from 2002. Sales and marketing expenses as a percentage of revenue decreased to 11.4% in 2003, compared to 15.0% in 2002. This decrease was due primarily to an increase in revenue without a corresponding increase in operating expenses.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.0 million in 2003, compared to $14.9 million in 2002, an increase of 7.4%. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.5 million or 16.2% of revenue in 2003, compared to $16.8 million or 21.7% of revenue in 2002. Gross research and development expenses in 2003 decreased due to cost reductions under our restructuring plan implemented in the second quarter of 2002 and a reduction of costs related to the development of products based on CDMA and GPRS standards. These reductions were partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone.

ADMINISTRATION

Administration expenses amounted to $6.6 million in 2003, compared to $4.8 million in 2002. Included in administration expenses were recoveries from Metricom of $0.5 million in 2003 and $1.8 million in 2002. Excluding the Metricom recoveries, administration expenses were $7.1 million in 2003, compared to $6.6 million in 2002. This increase of 7.8% is due primarily to an increase in insurance costs that was partially offset by cost reductions under our restructuring plan. Administration expenses, excluding the Metricom recoveries, as a percentage of revenue amounted to 7.0% in 2003, compared to 8.5% in 2002.

OTHER INCOME

Other income increased to $1.0 million in 2003, compared to $0.2 million in 2002. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due to an increase in interest income from increased cash and investment balances from our secondary public offering, as well as net foreign exchange gains on our Canadian denominated currency.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $0.2 million in 2003, compared to $3.5 million in 2002. Our 2002 income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET EARNINGS (LOSS)

Our net earnings amounted to $2.3 million in 2003, compared to a net loss of $41.7 million in 2002. Our net earnings amounted to $4.9 million in 2003, excluding restructuring and integration costs of $3.2 million and the Metricom recovery of $0.5 million, compared to a net loss of $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million. Our diluted earnings per share amounted to $0.12 in 2003, compared to a loss per share of $2.56 in 2002. Our diluted earnings per share, excluding the items referred to above, was $0.26 in 2003, compared to a loss per share of $0.35 in 2002. The weighted average number of shares outstanding increased to 19.0 million in 2003 due to the issuance of shares related to the AirPrime acquisition and to our secondary public offering, as compared to 16.3 million in 2002.


YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. We expected sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

During the second quarter of 2002, we recorded restructuring and other costs of $36.1 million. We reduced our workforce from 275 to 181 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring. The provisions related to our restructuring and other charges reflected many estimates which we revised during the last half of 2002, based on actual experience, resulting in a net charge of $1.6 million. Our restructuring and other costs for 2002 were $37.7 million. We had substantially completed implementation of our restructuring program at December 31, 2002.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1.9 million which was a result of a faster than expected decline in sales of CDPD products. During 2002, we sold $1.2 million of products that had a written down net book value of nil.

Fixed assets impairment charges of $4.8 million consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets were written down to the current fair value for this type of equipment. The net reversal of the second quarter impairment charge was $0.5 million, of which $0.1 million was included in cost of sales, and related primarily to adjusting our estimates of equipment to be disposed of.

Intangible assets impairment charges of $3.0 million consisted of writedowns primarily for research and development licenses. The research and development licenses that were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.

Workforce reduction charges of $1.6 million, of which $0.1 million was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. At December 31, 2002, the workforce reduction provision of $1.5 million estimated in the second quarter, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.3 million and a reversal of $0.2 million, resulting in an ending provision balance of $0.05 million. The remaining provision was substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, we have leased facilities that are excess to our current requirements. We recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. Our provision at June 30, 2002 of $4.7 million has been drawn down by cash payments of $0.5 million and increased by an additional net charge of $0.3 million, resulting in a provision balance of $4.5 million at December 31, 2002. During the second half of 2002, real estate market conditions in our location softened, resulting in very little progress on our facilities restructuring. The remaining cash outlays of approximately $4.5 million related to the facilities restructuring are expected to be paid over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of investments, and professional fees in connection with the restructuring activities. Our provision at June 30, 2002 of $0.8 million has been drawn down by non-cash reductions of $0.4 million, cash payments of $0.3 million, and an additional charge of $0.1 million resulting in a provision balance of $0.2 million at December 31, 2002. The additional charges relate to revised estimates for professional fees. The remaining provision was substantially drawn down at December 31, 2003. The remaining cash outlays of approximately $0.1 million related to other costs will be funded from available sources of liquidity.

During the second quarter of 2001, one of our customers, Metricom, Inc., refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In 2002, we negotiated a settlement with the reorganized debtor and subsequently received $1.8 million. The recovery of $1.8 million was recorded in the determination of our net loss for 2002.

In 2001, in addition to the financial impact from Metricom's bankruptcy, there was also an overall economic slowdown that impacted our business. As a result of these developments, we recorded a writedown of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

REVENUE

Revenue amounted to $77.3 million in 2002, compared to $62.3 million in 2001, an increase of 23.9%. Included in our revenue was research and development funding of $3.7 million and freight revenue of $0.1 million in 2002, compared to $2.6 million and nil, respectively, in 2001. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. We commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710, and AirCard 750 next generation products during 2002.

GROSS MARGIN

Gross margin amounted to $8.0 million in 2002, compared to $15.3 million in 2001. Included in our gross margin was research and development funding of $3.7 million and freight revenue of $0.1 million in 2002, compared to $2.6 million and nil, respectively, in 2001. During the year, our gross margin was negatively affected as we recorded restructuring and other charges of $20.8 million. As a result of restructuring and other charges, our gross margin percentage decreased to 10.4% of revenue in 2002, compared to 24.6% of revenue in 2001. Our gross margin in 2002 was $28.8 million, excluding restructuring and other charges of $20.8 million, compared to a gross margin in 2001 of $26.3 million, excluding an inventory writedown of $11.0 million. Our gross margin percentage, excluding the restructuring and other charges and inventory writedowns, decreased to 37.3% in 2002, compared to 42.2% in 2001. This decrease was a result of changes in our product mix and new product introduction costs.

SALES AND MARKETING

Sales and marketing expenses amounted to $11.6 million in 2002, compared to $12.7 million in 2001, a decrease of 9.1%. This decrease was due primarily to cost reductions under our restructuring plan. In addition, some costs related to the initial introduction of new products for 2.5G wireless networks and entry into the Europe and Asia-Pacific regions occurred in the prior year. Sales and marketing expenses as a percentage of revenue amounted to 15.0% in 2002, compared to 20.4% in 2001.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $14.9 million in 2002, compared to $16.9 million in 2001, a decrease of 11.9%. Research and development expenses in 2002 decreased due primarily to cost reductions under our restructuring plan. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.8 million or 21.7% of revenue in 2002, compared to $19.4 million or 31.2% of revenue in 2001.

ADMINISTRATION

Administration expenses amounted to $4.8 million in 2002, compared to $10.6 million in 2001. Administration expenses were $6.6 million in 2002, excluding the Metricom recovery of $1.8 million, compared to administration expenses of $7.6 million, excluding the $3.0 million provision for doubtful accounts in 2001. This decrease of 13.8% is due primarily to cost reductions under our restructuring plan. Administration expenses, excluding the Metricom recovery and the provision for doubtful accounts, as a percentage of revenue amounted to 8.5% in 2002, compared to 12.3% in 2001.

OTHER INCOME

Other income decreased to $0.2 million in 2002, compared to $2.5 million in 2001. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $3.5 million in 2002, compared to an income tax recovery of $0.3 million in 2001. Our income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million in 2002, compared to an income tax recovery of $0.3 million in 2001. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Our net loss amounted to $41.7 million in 2002, compared to a net loss of $24.3 million in 2001. Our net loss amounted to $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million, compared to a net loss of $10.3 million in 2001, excluding the inventory writedown of $11.0 million and the provision for doubtful accounts of $3.0 million. Our loss per share amounted to $2.56 in 2002, compared to a loss per share of $1.50 in 2001. Our loss per share, excluding the restructuring and other costs and inventory writedowns, was $0.35 in 2002, compared to a loss per share of $0.64 in 2001. The weighted average number of shares outstanding increased to 16.3 million in 2002, as compared to 16.1 million in 2001.


CONTINGENT LIABILITIES

In July 2001, we learned that Metricom, one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13.7 million. Metricom objected to that claim asserting that all but $2.3 million should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10.3 million and Metricom agreed to dismiss the preference claims. We received a settlement of $1.8 million that has been included in our net loss for 2002. We also received an additional recovery of $0.5 million that has been included in our net earnings for 2003.

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.


SIGNIFICANT CONTRACTS

We had entered into significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless in late 1999 and 2000. We have substantially completed volume shipments on all three contracts during the last quarter of 2003. Going forward, we expect to rely on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products.


CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2003, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

         An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

         Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. We consider the following factors when determining if collection is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements, to ensure that the customer has the means of making payment. If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of any of our customers deteriorates, we may increase our allowance.

o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods. If market conditions are worse than our projections, we may further writedown the value of our inventory.

o We currently have intangible assets of $34.3 million, including goodwill of $19.7 million generated from our acquisition of AirPrime in August 2003. Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

         The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

o We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

o Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions change, we will adjust our provision. During 2003, we increased our provision by $0.3 million due to changes in market conditions.

o We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash provided by operating activities amounted to $14.3 million for 2003, compared to cash used by operating activities of $4.7 million in 2002, an improvement of $19.0 million. The source of cash in 2003 primarily resulted from earnings from operations of $9.2 million, adjusted for non-cash items, reduced inventory levels and changes in other operating assets and liabilities of $5.1 million. The increase in working capital was due to an increase in revenue for 2003. Generally, our working capital requirements will increase or decrease with quarterly revenue levels. Our working capital requirements have also been reduced through continued favorable collection efforts and streamlined supply chain operations.

FINANCING ACTIVITIES

Cash provided by financing activities was $66.5 million in 2003, compared to a use of cash of $1.1 million in 2002. The source of cash in 2003 was the completion of a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions of $3.8 million and expenses of the offering of approximately $1.0 million amounted to approximately $67.4 million.

As of December 31, 2003, we did not have any off-balance sheet finance or special purpose entities. During the year ended December 31, 2003, we entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

INVESTING ACTIVITIES

Cash used by investing activities was $45.3 million in 2003, compared to cash provided by investing activities of $28.6 million in 2002. The use of cash in 2003 was due primarily to the net investment of cash of $39.3 million in 2003 from the offering compared to net maturities of $31.9 million in 2002. Expenditures on intangible assets were $4.1 million in 2003, compared to $1.4 million in 2002, and were primarily for license fees and patents. Capital expenditures were $2.0 million in 2003, compared to $2.2 million in 2002, and were primarily for research and development equipment.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

CASH REQUIREMENTS

We expect our operations will generate positive net cash during fiscal 2004. We also expect that lower cash requirements for restructuring activities and the effect of previous cost reduction actions, offset by the additional working capital impact of the AirPrime acquisition will contribute to positive cash flow from operations for 2004.

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below. We expect to continue to use cash to meet these requirements during 2004. We believe our cash and cash equivalents of $70.4 million, short-term investments of $14.8 million and long-term investments of $24.6 million as of December 31, 2003 will be sufficient to fund our cash requirements for the next twelve months. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2003:

                                                                       PAYMENTS DUE IN FISCAL
                                    ----------------------------------------------------------------------------------
                                    TOTAL        2004         2005        2006        2007         2008     THEREAFTER
                                    -----        ----         ----        ----        ----         ----     ----------
Obligations under capital
    leases (a)..............            141         141          --           --           --          --            --
Operating leases (a)........         18,575       2,877       2,551        2,589        2,660       2,674         5,224
                                  ---------   ---------    ---------   ---------   ----------   ---------   -----------

Total                              $ 18,716     $ 3,018      $ 2,551   $   2,589   $    2,660   $   2,674    $    5,224
                                  =========   =========    =========   =========   ==========   =========    ==========

(a) See notes 11 and 17 to our consolidated financial statements for additional information.

We believe our current cash and cash equivalents, short and long term investments and cash generated from operations will satisfy our expected working and other capital requirements for the foreseeable future based on current business plans.

We have entered into purchase commitments totaling $28.3 million with certain contract manufacturers under which we commit to buy a minimum amount of designated products. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases. The terms of the commitment require us to purchase $28.3 million of product from certain contract manufacturers between January 2004 and August 2004.

SOURCES AND USES OF CASH

In November 2003, we completed a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million. The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

We expect the proceeds from the November 2003 financing and our expected future operating cash flow will continue to fund our operations. Therefore, we have no foreseeable requirements to return to the capital markets for additional funding.

One of our significant sources of funds is expected to be our future operating cash flow. In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have substantially completed volume shipments on those contracts. Therefore, in the future, we will rely on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue will be negatively impacted. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short and long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

o Net cash and short-term investments amounted to $85.1 million at December 31, 2003 compared to $34.8 million at December 31, 2002.

o Long-term investments amounted to $24.6 million at December 31, 2003 compared to nil at December 31, 2002.

o Accounts receivable amounted to $21.6 million at December 31, 2003 compared to $13.9 million at December 31, 2002.

o We have a $10.0 million operating line of credit with a Canadian chartered bank. The credit facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At December 31, 2003, there were no borrowings under this line of credit.


MARKET RISK DISCLOSURE

During the year ended December 31, 2003, 68% of our revenue was earned from United States-based customers compared to 78% in the year ended December 31, 2002. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31, 1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. During 2003, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in US dollars. We expect that, as our business expands in Europe, we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, therefore the impact of FAS No. 133 is not material to our financial results.


RELATED PARTY TRANSACTIONS

During 2003, there were no material related party transactions, except for $1.0 million loaned to AirPrime for working capital purposes prior to closing the acquisition on August 12, 2003.


FORWARD-LOOKING STATEMENTS

Our annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this annual report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications as well as our ability to bring the Voq professional phone to market. When used in this annual report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

WE HAVE INCURRED NET LOSSES IN THE PAST AND MAY NOT SUSTAIN PROFITABILITY.

      While we had earnings from operations for the year ended December 31, 2003, we have incurred a loss from operations in each of the previous three fiscal years. As of December 31, 2003 our accumulated deficit was approximately $71.3 million. While we had net earnings of $2.3 million for the year ended December 31, 2003, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products. We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis. As a result, our share price may decline.

      If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

      If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO MAINTAIN OUR MARKET SHARE OR TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND OUR REVENUES COULD DECLINE.

      We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

      o  Our ability to attract and retain skilled technical employees;

      o  The availability of critical components from third parties;

      o Our ability to successfully complete the development of products in a timely manner; and

      o Our ability to manufacture products at an acceptable price and quality.

      A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as Voq, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

      We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

WE DO NOT EXPECT TO HAVE SIGNIFICANT LONG TERM CUSTOMER CONTRACTS AND OUR REVENUES WILL BE NEGATIVELY IMPACTED IF CUSTOMERS DO NOT CONTINUE TO ORDER OUR PRODUCTS UNDER PURCHASE ORDERS.

      In late 1999 and 2000, we entered into significant supply contracts with AT&T Wireless, Sprint PCS and Verizon Wireless. We have substantially completed volume shipments on all three contracts during the last quarter of 2003. Thereafter, we will rely on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue and our share price may decline.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

      We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipate, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which will decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

      Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

      o  The timing of releases of our new products;

      o  The timing of substantial sales orders;

      o  Possible seasonal fluctuations in demand;

      o Possible delays in the manufacture or shipment of current or new products; and

      o  Possible delays or shortages in component supplies.

      Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

WE DEPEND ON A FEW THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

      We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on three manufacturers, any of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

      o  The absence of guaranteed manufacturing capacity;

      o  Reduced control over delivery schedules, production yields and costs;
         and

      o Inability to control the amount of time and resources devoted to the manufacture of our products.

      If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE DO NOT HAVE FIXED-TERM EMPLOYMENT AGREEMENTS WITH OUR KEY PERSONNEL AND THE LOSS OF ANY KEY PERSONNEL MAY HARM OUR ABILITY TO COMPETE EFFECTIVELY.

      None of our officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current key employees or attract and retain additional key employees as needed. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

      Our Chief Financial Officer, or CFO, and our Chief Technical Officer, or CTO, are scheduled to retire in the next several months. We are currently recruiting a successor to the CFO. We are not seeking a successor for the CTO, and we expect that his present duties will be assumed by certain of our existing officers. If we are unable to adequately replace our CFO or if our other executive officers are unable to adequately undertake our CTO's duties, our operations may be disrupted or our ability to compete may be impaired.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

      The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

      The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

AS THE ADOPTION OF WIRELESS DATA HAS CONTINUED TO INCREASE, WE HAVE EXPERIENCED AN INCREASE IN COMPETITION IN OUR MARKET. IF WIRELESS ADOPTION CONTINUES TO GROW, WE MAY CONTINUE TO EXPERIENCE INCREASED COMPETITION FROM NEW ENTRANTS INTO THE MARKET, AND FROM BIGGER AND MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES, WHICH COULD RESULT IN REDUCED REVENUES AND PROFITS.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA AND VOICE COMMUNICATIONS SERVICES FOR OUR PRODUCTS TO OPERATE.

      Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES, INCLUDING OUR ACQUISITION OF AIRPRIME, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS OR MAY NOT ACHIEVE THE ANTICIPATED BENEFITS.

      As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

      o     Exposure to unknown liabilities of acquired companies;

      o     Higher than anticipated acquisition costs and expenses;

      o Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

      o The difficulty and expense of integrating the operations and personnel of the companies;

      o     Disruption of our ongoing business;

      o Diversion of management's time and attention away from our remaining business during the integration process;

      o Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

      o The inability to implement uniform standards, controls, procedures and policies;

      o The loss of key employees and customers as a result of changes in management;

      o     The incurrence of amortization expenses; and

      o     Possible dilution to our shareholders.

      In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

      On August 12, 2003, we completed our acquisition of AirPrime. The integration of AirPrime into our business is ongoing and the acquisition of AirPrime is subject to all of the risks set out above.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

      It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

      o We may be liable for damages and litigation costs, including attorneys' fees;

      o     We may be prohibited from further use of the intellectual property;

      o We may have to license the intellectual property, incurring licensing fees; and

      o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

      Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

IF WE ARE SUCCESSFUL IN THE DESIGN AND DEVELOPMENT OF OUR NEW PRODUCTS, AND THERE IS COMMERCIAL ACCEPTANCE OF OUR PRODUCTS, SUCH AS THE VOQ SMART PHONE, OTHERS MAY CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM OUR REPUTATION.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

      Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

      Our strategies to deter misappropriation could be inadequate due to the following risks:

      o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

      o     Undetected misappropriation of our intellectual property;

      o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

      o     Development of similar technologies by our competitors.

      In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

      Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

      o Increased credit management risks and greater difficulties in collecting accounts receivable;

      o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

      o Uncertainties of laws and enforcement relating to the protection of intellectual property;

      o     Language barriers; and

      o     Potential adverse tax consequences.

      Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

      Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

      We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

                   MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.



/s/ David B. Sutcliffe                                   /s/ Peter W. Roberts
David B. Sutcliffe                                       Peter W. Roberts
Chairman and Chief Executive Officer                     Chief Financial Officer
January 21, 2004


                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with accounting principles generally accepted in the United States of America.

On January 21, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KMPG LLP
Chartered Accountants
Vancouver, Canada
January 21, 2004

                              SIERRA WIRELESS, INC.

                    CONSOLIDATED STATEMENTS OF OPERATIONS
   (Expressed in thousands of United States dollars, except per share amounts)
         (Prepared in accordance with United States generally accepted accounting principles (GAAP))


                                                                     YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                   2001        2002         2003
                                                                ---------   ---------    -------
Revenue......................................................     $62,348     $77,259     $101,709
Cost of goods sold...........................................      47,035      69,261       60,551
                                                                 --------    --------     --------
Gross margin                                                       15,313       7,998       41,158
                                                                 --------    --------     --------

Expenses:
  Sales and marketing........................................      12,726      11,564       11,585
  Research and development, net (note 15)....................      16,902      14,896       15,994
  Administration.............................................      10,647       4,785        6,597
  Restructuring and other charges (note 4)...................          --      12,869        1,220
  Integration costs (note 5).................................          --          --        1,947
  Amortization...............................................       2,084       2,331        2,327
                                                                 --------    --------     --------
                                                                   42,359      46,445       39,670
                                                                 --------    --------     --------
Earnings (loss) from operations..............................     (27,046)    (38,447)       1,488
Other income.................................................       2,504         247          965
                                                                ---------   ---------    ---------
Earnings (loss) before income taxes..........................     (24,542)    (38,200)       2,453
Income tax expense (recovery) (note 14)......................        (273)      3,463          198
                                                                 ---------   --------     --------
Net earnings (loss)..........................................    $(24,269)   $(41,663)    $  2,255
                                                                 =========   =========    ========

Earnings (loss) per share (note 16):
  Basic......................................................    $  (1.50)   $  (2.56)    $   0.12
  Diluted....................................................    $  (1.50)   $  (2.56)    $   0.12
                                                                 =========   =========    ========


 See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                   (Expressed in thousands of United States dollars)
                    (Prepared in accordance with United States GAAP)

                                                                                           DECEMBER 31,
                                                                                     ----------------------
                                                                                        2002        2003
                                                                                     ----------  ----------
ASSETS
Current assets:
  Cash and cash equivalents........................................................  $  34,841   $   70,358
  Short-term investments (note 6)..................................................         --       14,760
  Accounts receivable, net of allowance for doubtful
     accounts of $2,230 (2002 -- $3,068)............................................    13,865       21,566
  Inventories (note 7).............................................................      6,673        1,511
  Prepaid expenses.................................................................        864        2,223
                                                                                     ---------   ----------
                                                                                        56,243      110,418

Long-term investments (note 6).....................................................         --       24,639
Fixed assets (note 8)..............................................................      7,198        5,985
Intangible assets (note 9).........................................................      6,907       14,620
Goodwill (note 9)..................................................................         --       19,706
Deferred income taxes (note 14)....................................................        500          500
Other..............................................................................        241           --
                                                                                     ---------   ----------
                                                                                     $  71,089    $  175,868
                                                                                     =========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................................  $    3,017  $    5,966
  Accrued liabilities..............................................................      12,431      22,221
  Deferred revenue and credits.....................................................         297         399
  Current portion of long-term liabilities (note 10)...............................       2,803       1,328
  Current portion of obligations under capital lease (note 11).....................         831         141
                                                                                     ----------  ----------
                                                                                         19,379      30,055

Long-term liabilities (note 10)....................................................       2,896       2,266
Obligations under capital lease (note 11)..........................................          60          --

Shareholders' equity:
  Share capital (note 12)
     Authorized
       Unlimited number of common and preference shares with no par value
     Common shares, 24,822,071 (2002 - 16,345,396) issued and outstanding .........     123,047     214,047
  Warrants.........................................................................          --       1,538
  Deficit..........................................................................     (73,564)    (71,309)
  Accumulated other comprehensive income
     Cumulative translation adjustments............................................        (729)       (729)
                                                                                     ----------  ----------
                                                                                         48,754     143,547
                                                                                     ----------  ----------
                                                                                     $   71,089  $  175,868
                                                                                     ==========  ==========

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.




/s/ David B Sutcliffe                            /s/ S. Jane Rowe
DAVID B. SUTCLIFFE                               S. JANE ROWE
Director                                         Director

                              SIERRA WIRELESS, INC.

                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
    (Expressed in thousands of United States dollars, except number of shares)
                   (Prepared in accordance with United States GAAP)


                                                                                                    ACCUMULATED
                                                                                                       OTHER
                                            COMMON SHARES              WARRANTS                    COMPREHENSIVE
                                      ------------------------    ------------------                   INCOME
                                         NUMBER       AMOUNT      NUMBER     AMOUNT      DEFICIT       (LOSS)        TOTAL
                                      ------------  ----------    --------  --------   -----------  -----------   ----------
Balance December 31, 2000.........      16,009,575  $  122,174          --  $     --   $    (7,632) $      (729)  $  113,813
Net and comprehensive loss........              --          --          --        --       (24,269)          --      (24,269)
Stock option exercises............         176,195         499          --        --            --           --          499
                                      ------------  ----------    --------  --------   -----------  -----------   ----------
Balance December 31, 2001.........      16,185,770     122,673          --        --       (31,901)        (729)      90,043
Net and comprehensive loss........              --          --          --        --       (41,663)          --      (41,663)
Stock option exercises............         159,626         374          --        --            --           --          374
                                      ------------  ----------    --------  --------   -----------  -----------   ----------
Balance December 31, 2002.........      16,345,396     123,047          --        --       (73,564)        (729)      48,754
Net and comprehensive earnings....              --          --          --        --         2,255           --        2,255
Issued for acquisitions (note 3) .       3,708,521      22,377          --        --            --           --       22,377
Issued for cash (note 12).........       4,442,222      72,186          --        --            --           --       72,186
Share issue costs.................              --      (4,761)         --        --            --           --       (4,761)
Stock option exercises............         325,932       1,198          --        --            --           --        1,198
Warrants issued...................              --          --     138,696     1,538            --           --        1,538
                                      ------------  ----------    --------  --------   -----------  -----------   ----------
Balance December 31, 2003.........      24,822,071  $  214,047     138,696  $  1,538   $   (71,309) $      (729)  $  143,547
                                      ============  ==========    ========  ========   ============ ============  ==========

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)


                                                                          YEARS ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                      2001         2002         2003
                                                                   ---------    ---------    -------
Cash flows from operating activities:
  Net earnings (loss).............................................. $ (24,269)   $ (41,663)   $   2,255
  Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities
     Amortization..................................................     6,661        6,788        5,669
     Non-cash restructuring and other charges......................        --       28,593          895
     Loss on disposal..............................................        --          597            2
     Deferred income taxes.........................................       (15)       3,754           --
     Accrued warrants..............................................       671          481          386
  Changes in operating assets and liabilities
     Accounts receivable...........................................    12,084       (3,361)      (5,360)
     Inventories...................................................   (13,031)       2,517        5,878
     Prepaid expenses..............................................        59          159       (1,087)
     Accounts payable..............................................    (6,945)      (1,339)         225
     Accrued liabilities...........................................     3,420         (463)       5,296
     Deferred revenue and credits..................................       300         (753)         101
                                                                    ---------    ----------   ---------
  Net cash provided by (used in) operating activities..............   (21,065)      (4,690)      14,260

Cash flows from investing activities:
  Business acquisitions (note 3)...................................        --           --           33
  Proceeds on disposal.............................................        --          338            4
  Purchase of fixed assets.........................................   (10,523)      (2,219)      (1,972)
  Increase in intangible assets....................................    (3,328)      (1,431)      (4,077)
  Increase in other assets.........................................      (143)          --           --
  Purchase of long-term investments................................        --           --      (24,639)
  Purchase of short-term investments...............................   (69,411)     (14,662)     (25,103)
  Proceeds on maturity of short-term investments...................   109,676       46,541       10,492
                                                                    ---------    ---------    ---------
  Net cash provided by (used in) investing activities..............    26,271       28,567      (45,262)

Cash flows from financing activities:
  Issue of common shares, net of share issue costs.................       499          374       68,623
  Increase in long-term liabilities................................       255           --           --
  Repayment of long-term liabilities...............................      (766)      (1,495)      (2,104)
                                                                    ----------   ----------   ----------
  Net cash provided by (used in) financing activities..............       (12)      (1,121)      66,519
                                                                   -----------  -----------  ----------

Net increase in cash and cash equivalents..........................     5,194       22,756       35,517
Cash and cash equivalents, beginning of year.......................     6,891       12,085       34,841
                                                                    ---------    ---------    ---------
Cash and cash equivalents, end of year............................. $  12,085    $  34,841    $  70,358
                                                                    =========    =========    =========

   See supplementary cash flow information (note 18)

   See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 2001, 2002 and 2003
             (Expressed in thousands of United States dollars, except
                     per share amounts and number of shares)
                (Prepared in accordance with United States GAAP)


1.       NATURE OF OPERATIONS

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems or mobile phones.

2.       SIGNIFICANT ACCOUNTING POLICIES

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)      PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)      USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)      CASH EQUIVALENTS

Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

(d)      SHORT-TERM INVESTMENTS

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities during the three-year period ending December 31, 2003.

(e)      INVENTORIES

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)      RESEARCH AND DEVELOPMENT

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed".

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)      LONG-TERM INVESTMENTS

Long-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders' equity. There were no significant unrealized holding gains or losses on available-for-sale securities at December 31, 2003.

(h)      FIXED ASSETS

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures............................................     5 years
Research and development equipment................................     3 years
Tooling...........................................................     3 years
Software..........................................................     3-5 years
Office equipment..................................................     5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(i)      INTANGIBLE ASSETS

PATENTS AND TRADEMARKS

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

LICENSE FEES

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

INTELLECTUAL PROPERTY, CUSTOMER RELATIONSHIPS AND DATABASES

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years. Each of these intangible assets is subject to an impairment test as described in note 1(k).

(j)      GOODWILL

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)      IMPAIRMENT OF LONG-LIVED ASSETS

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(l)      INCOME TAXES

We account for income taxes in accordance with FAS No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(m)      STOCK-BASED COMPENSATION

We have elected under FAS No. 123, "Accounting for Stock-based Compensation", to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net loss and loss per share would have been as follows:

                                                                              YEARS ENDED DECEMBER 31,
                                                                         ---------------------------------
                                                                            2001         2002         2003
                                                                         ---------    ---------    -------
Net earnings (loss):
  As reported............................................................ $(24,269)   $  (41,663)  $    2,255
  Less:  Total stock-based employee compensation expense
       determined under fair value based method for all awards...........  (10,426)       (7,817)     (14,775)
                                                                         ----------   -----------  -----------
  Pro forma.............................................................. $(34,695)   $  (49,480)  $  (12,520)
                                                                         ==========   ===========  ===========

Basic and diluted earnings (loss) per share:
  As reported............................................................ $  (1.50)   $    (2.56)  $     0.12
  Pro-forma..............................................................    (2.15)        (3.03)       (0.68)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value of $5,956 related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                         ------------------------------
                                                                                            2001       2002       2003
                                                                                         ---------  ---------   -------
Expected dividend yield.............................................................            0          0          0
Expected stock price volatility.....................................................          107%       107%       102%
Risk-free interest rate.............................................................         4.88%      4.48%      3.83%
Expected life of options............................................................       4 years    4 years    4 years

The fair value of stock options granted during the year was $7.56 (2002 - $4.58, 2001 - $15.04).

(n)      REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government funding arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

(o)      WARRANTY COSTS

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(p)      MARKET DEVELOPMENT COSTS

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)".

(q)      SHARE ISSUE COSTS

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(r)      EARNINGS (LOSS) PER COMMON SHARE

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(s)      COMPREHENSIVE INCOME

Under FAS No. 130, "Reporting Comprehensive Income", we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) comprise the foreign currency cumulative translation adjustments. Comprehensive income (loss) is presented in the consolidated statements of shareholders' equity.

(t)      INVESTMENT TAX CREDITS

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(u)      COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(v)      RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We have adopted FAS No. 150, which had no effect on our consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. We have adopted FAS No. 149, which had no effect on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. We have adopted EITF Issue 00-21, which had no effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45, which had no effect on our consolidated financial statements.

3.       ACQUISITION OF AIRPRIME, INC.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets...................................................................          $   4,716
Property and equipment...........................................................              1,352
Intangible assets................................................................              5,270
Goodwill.........................................................................             19,706
                                                                                          ----------
     Total assets acquired.......................................................             31,044

Current liabilities..............................................................              7,219
                                                                                           ---------
Net assets acquired..............................................................          $  23,825
                                                                                           =========

The following table presents details of the purchased intangible assets:

                                                                          ESTIMATED USEFUL
                                                                           LIFE (IN YEARS)     AMOUNT
                                                                          ----------------     ------
Intellectual property...................................................          5           $   3,780
Customer relationships..................................................          5                 940
Licenses................................................................          5                 400
Databases...............................................................          5                 150
                                                                                             ----------
     Total purchased intangible assets..................................                      $   5,270
                                                                                             ==========

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

                                                                                         2002              2003
                                                                                         ----              ----
Revenue.............................................................................  $  96,282      $   118,514
Net loss............................................................................    (58,775)          (1,166)
Loss per share......................................................................  $   (2.94)     $     (0.06)

4.       RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns...............................................        $        605
Workforce reductions................................................................                 325
Facilities restructuring............................................................                 290
                                                                                            ------------
     Total restructuring and other charges..........................................        $      1,220
                                                                                            ============

The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which are no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions. We also recorded an additional facilities restructuring charge of $290 as we have made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period. These eight employees have completed their integration activities and have been terminated as of December 31, 2003 (see note 5).

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2003 and December 31, 2002.

                                                                FACILITIES      WORKFORCE
                                                              RESTRUCTURING     REDUCTION         OTHER           TOTAL
                                                              -------------     ---------         -----           -----
 Balance at December 31, 2002................................  $    4,547       $     54       $    164     $     4,765
      Additional charges.....................................         290             --             --             290
      Cash payments..........................................      (1,243)           (54)           (87)         (1,384)
                                                               -----------      ---------    -----------    ------------
 Balance at December 31, 2003................................  $    3,594       $     --     $       77     $     3,671
                                                               ===========      =========    ===========    ============

5.       INTEGRATION COSTS

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period. All of these employees have completed their integration activities and have been terminated as of December 31, 2003.

6.       INVESTMENTS

Investments, all of which are classified as available-for-sale, were comprised as follows:

                                                              SHORT-TERM                    LONG-TERM
                                                              ----------                    ---------
                                                        2002           2003             2002            2003
                                                        ----           ----             ----            ----
Government treasury bills............................ $     --      $   11,827        $      --      $      --
Bankers acceptances..................................       --           1,937               --             --
Commercial paper.....................................       --             996               --             --
Government bonds.....................................       --              --               --         24,639
                                                      --------      ----------        ---------      ---------
                                                      $     --      $   14,760        $      --     $   24,639
                                                      ========      ==========        =========     ==========

Our short-term investments of $14,760 all have contractual maturities of less than one year. Our long-term investments of $24,639 all have contractual maturities of one to five years.

7.       INVENTORIES

                                                                                       2002       2003
                                                                                    ---------  --------
Electronic components.......................................................        $   1,430  $    782
Finished goods..............................................................            5,243       729
                                                                                    ---------  --------
                                                                                    $   6,673  $  1,511
                                                                                    =========  ========

8.       FIXED ASSETS

                                                                                           2003
                                                                           --------------------------------------
                                                                                        ACCUMULATED
                                                                                      AMORTIZATION AND   NET BOOK
                                                                            COST         WRITEDOWN         VALUE
                                                                            ----      ----------------   --------
Furniture and fixtures.................................................  $   2,478            1,361   $   1,117
Research and development equipment.....................................      9,047            7,622       1,425
Tooling................................................................      7,280            6,024       1,256
Software...............................................................      5,450            3,452       1,998
Leasehold improvements.................................................      1,742            1,624         118
Office equipment.......................................................        340              269          71
                                                                         ---------   ---------------  ---------
                                                                         $  26,337   $       20,352   $   5,985
                                                                         =========   ===============  =========


                                                                                           2002
                                                                           --------------------------------------
                                                                                        ACCUMULATED
                                                                                      AMORTIZATION AND    NET BOOK
                                                                            COST         WRITEDOWN          VALUE
                                                                            ----      ----------------  -----------
Furniture and fixtures...............................................  $   2,262    $          995      $     1,267
Research and development equipment...................................      7,791             5,672            2,119
Tooling..............................................................      6,453             4,952            1,501
Software.............................................................      4,406             2,694            1,712
Leasehold improvements...............................................      1,738             1,257              481
Office equipment.....................................................        337               219              118
                                                                       ---------    --------------      -----------
                                                                       $  22,987    $       15,789      $     7,198
                                                                       =========    ==============      ===========

As at December 31, 2003, assets under a capital lease with a cost of $484 (2002 -- $1,764) and accumulated amortization of $310 (2002 -- $781) are included in fixed assets.

9.       GOODWILL AND INTANGIBLE ASSETS

Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note
3). An annual impairment test has been performed which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

The components of intangible assets at December 31, 2003 and 2002 are as follows:

                                                                                           2003
                                                                           --------------------------------------
                                                                                        ACCUMULATED
                                                                                      AMORTIZATION AND   NET BOOK
                                                                            COST         WRITEDOWN         VALUE
                                                                            ----      ----------------   --------
  Patents and trademarks.............................................  $    2,604     $          241    $   2,363
  License fees.......................................................      15,156              7,404        7,752
  Intellectual property..............................................       4,214                718        3,496
  Customer relationships.............................................         940                 70          870
  Databases..........................................................         150                 11          139
                                                                       ----------     --------------    ---------
                                                                       $   23,064     $        8,444    $  14,620
                                                                       ==========     ==============    =========


                                                                                           2002
                                                                           --------------------------------------
                                                                                        ACCUMULATED
                                                                                      AMORTIZATION AND      NET BOOK
                                                                            COST         WRITEDOWN            VALUE
                                                                            ----      ----------------    -----------
Patents and trademarks...............................................  $    1,569     $           137     $     1,432
License fees.........................................................      11,744               6,269           5,475
Intellectual property................................................         434                 434              --
                                                                       ----------     ---------------     -----------
                                                                       $   13,747     $         6,840     $     6,907
                                                                       ==========     ===============     ===========

The estimated aggregate amortization expense for each of the next five years is expected to be $2,924 per year.

10.      LONG-TERM LIABILITIES

                                                                                  2002       2003
                                                                                  ----       ----
Facilities (note 4).....................................................        $  4,547   $  3,594
TPC warrants (note 17(b))...............................................           1,152         --
                                                                                --------   --------
                                                                                   5,699      3,594
Less current portion....................................................           2,803      1,328
                                                                                --------   --------
                                                                                $  2,896   $  2,266
                                                                                ========   ========

11.      OBLIGATIONS UNDER CAPITAL LEASE

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2004. As at December 31, 2003 our future minimum lease payments under capital leases were as follows:

                                                                                     CDN.$   U.S.$
                                                                                     -----   -----
2004............................................................................   $   190  $   147
Less amount representing interest at approximately 10.8%.........................        8        6
                                                                                    ------  -------
                                                                                   $   182  $   141
                                                                                   =======  =======

Interest expense on capital lease obligations for the year ended December 31, 2003 is $63 (2002 -- $149).

12.      SHARE CAPITAL

PUBLIC OFFERING

On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share. Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime. The value of the shares was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 2000 is presented below:

                                                                  NUMBER OF         WEIGHTED AVERAGE
                                                                    SHARES           EXERCISE PRICE
                                                                 -----------        ----------------
                                                                                    CDN.$        U.S.$
Outstanding, December 31, 2000...................................  2,121,134        39.10        26.07
Granted..........................................................    594,628        32.37        20.27
Exercised........................................................   (175,571)        4.30         2.69
Forfeited........................................................    (96,742)       48.99        30.68
                                                                  -----------
Outstanding, December 31, 2001...................................  2,443,449        39.57        24.78
Granted..........................................................    732,250         9.79         6.20
Exercised........................................................   (159,626)        3.73         2.36
Forfeited........................................................   (465,509)       50.22        31.78
                                                                  -----------
Outstanding, December 31, 2002...................................  2,550,564        19.83        12.55
Granted..........................................................    609,300        14.79        11.46
Exercised........................................................   (325,932)        4.90         3.80
Forfeited........................................................ (1,107,572)       54.86        42.53
                                                                  -----------
Outstanding, December 31, 2003...................................  1,726,360        11.58         8.98
                                                                  ===========


                                                                                EXERCISABLE,
DECEMBER 31,                                                                    END OF YEAR
---------------                                                                 ------------
2001.......................................................................       1,035,002
2002.......................................................................       1,378,101
2003.......................................................................         714,345

The following table summarizes the stock options outstanding at December 31, 2003:

                                                        OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                            -------------------------------------------------  --------------------------------
                                                             WEIGHTED
                                                              AVERAGE             WEIGHTED                         WEIGHTED
              RANGE OF                        NUMBER         REMAINING             AVERAGE       NUMBER             AVERAGE
           EXERCISE PRICES                   OF SHARES   CONTRACTUAL LIFE      EXERCISE PRICE  EXERCISABLE      EXERCISE PRICE
------------------------------------        ----------   ----------------  ------------------  -----------  -------------------
                                                             IN YEARS         CDN.$    U.S.$                   CDN.$    U.S.$
$0.70 - $1.16 (Cdn.$0.90 - Cdn.$1.50).....     55,288          3.6         $    1.14  $  0.88      55,288   $    1.14  $  0.88
$1.17 - $2.71 (Cdn.$1.51 - Cdn.$3.50).....    476,473          3.7              3.35     2.59     193,782        3.28     2.54
$2.72 - $9.30 (Cdn.$3.51 - Cdn.$12.00)....    306,209          4.6              9.61     7.45      13,636        5.17     4.00
$9.31 - $15.50 (Cdn.$12.01 - Cdn.$20.00)..    371,691          1.3             15.09    11.70     296,448       15.14    11.73
$15.51 - $23.26 (Cdn.$20.01 - Cdn.$30.00).    440,640          4.2             21.30    16.51      86,719       22.96    17.80
$23.27 - $136.47 (Cdn.$30.01 - Cdn.$176.05)..  76,059          1.4             81.53    63.20      68,472       81.76    63.38
                                            ---------                                          ----------
                                            1,726,360          3.4             11.58     7.25     714,345       17.98    13.94
                                            =========                                          ==========

The options outstanding at December 31, 2003 expire between March 29, 2004 and December 31, 2008.

WARRANTS

There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share. The warrants are exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program (note 17(b)).

13.      FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

CONCENTRATIONS OF BUSINESS RISK

We maintain substantially all of our cash and cash equivalents, short-term investments and long-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

We outsource our manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

LINE OF CREDIT

During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2003 was nil (2002 -- nil).

14.      INCOME TAXES

The composition of our deferred tax assets at December 31 is as follows:

                                                                                        2002       2003
                                                                                        ----       ----
Deferred tax assets
  Fixed assets...................................................................     $  (1,837)  $  (350)
  Loss carryforwards.............................................................         3,002    11,995
  Scientific research and development expenses...................................         7,521    10,538
  Share issue costs..............................................................           897     1,812
  Reserves and other.............................................................         5,218     3,708
                                                                                      ---------  --------
Total gross deferred tax assets..................................................        14,801    27,703
Less valuation allowance.........................................................        14,301    27,203
                                                                                      ---------  --------
Net deferred tax assets..........................................................     $     500  $    500
                                                                                      =========  ========

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2003, we had net operating losses of $6,968 for Canadian income tax purposes which expire in 2009, and may be used to offset future taxable income in Canada. We also have approximately $24,613 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $13,945 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2004 until 2013.

In addition, at December 31, 2003, net operating loss carryforwards for our foreign subsidiaries were $26,396 for United States income tax purposes and $1,796 for U.K. income tax purposes. These carryforwards expire in various amounts through 2019. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

EFFECTIVE TAX RATE

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

                                                                                        2001         2002        2003
                                                                                        ----         ----        ----
Combined Canadian federal and provincial income taxes at
  expected rate of 37.6% (2002 - 39.6%, 2001 - 44.6%)............................    $ (10,946)   $(15,127)   $    923
Permanent and other differences..................................................        1,076       1,381          (9)
Unrecognized tax assets..........................................................        2,267       8,826        (635)
Change in enacted tax rates......................................................          712           -           -
Loss subject to tax at rates lower than statutory rate...........................        6,618       4,629         (81)
Writedown of deferred tax asset..................................................            -       3,754           -
                                                                                     ----------   ----------  ----------
                                                                                     $    (273)   $  3,463   $     198
                                                                                     ==========   ==========  ==========

Our provisions for income taxes consist of the following:

                                                                                            2001       2002      2003
                                                                                            ----       ----      ----
Current
  Canadian.............................................................................   $    95    $    94   $   198
  Foreign..............................................................................      (353)      (385)       --
                                                                                          --------   --------  -------
Total current..........................................................................      (258)      (291)      198
Deferred
  Canadian.............................................................................       (15)     3,754        --
  Foreign..............................................................................        --         --        --
                                                                                          --------   -------   -------
Total deferred.........................................................................       (15)     3,754        --
                                                                                          --------   -------   -------
Income tax expense (recovery)..........................................................   $  (273)   $ 3,463   $   198
                                                                                          ========   =======   =======

15.      RESEARCH AND DEVELOPMENT

                                                                                            2001       2002     2003
                                                                                          -------    -------   ------
Research and development...........................................................       $ 19,429   $16,795  $ 16,471
Less government research and development funding and investment tax credits........          2,527     1,899       477
                                                                                          --------   -------  --------
                                                                                          $ 16,902   $14,896  $ 15,994
                                                                                          ========   =======  ========

16.      EARNINGS (LOSS) PER SHARE

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

                                                                                            2001     2002      2003
                                                                                           ------   ------    -----
Weighted-average shares used in computation of basic earnings (loss) per share...........  16,129   16,304    18,442
Weighted-average shares from assumed conversion of dilutive options......................      --       --       547
                                                                                           ------   ------    ------
Weighted-average shares used in computation of diluted earnings (loss) per share.........  16,129   16,304    18,989
                                                                                           ======   ======    ======


17.      COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2003 as follows:

                                                                                   CDN.$       U.S.$
                                                                                   -----       -----
2004..........................................................................   $  3,711    $   2,877
2005..........................................................................      3,291        2,551
2006..........................................................................      3,340        2,589
2007..........................................................................      3,431        2,660
2008..........................................................................      3,449        2,674
Thereafter....................................................................      6,739        5,224
                                                                                 --------    ---------
                                                                                 $ 23,961    $  18,575
                                                                                 ========    =========

(b)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

      (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

      (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,242. Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

      (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we claimed $477 (2002 -- $1,899) that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model. The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.

      (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

Balance, January 1, 2002.......................................................  $     1,251
Provisions....................................................................           819
Expenditures..................................................................          (907)
                                                                                 ------------
Balance, December 31, 2002....................................................         1,163
Provisions....................................................................         1,939
Increase due to acquisition (note 3)..........................................           418
Expenditures..................................................................        (1,179)
                                                                                 ------------
Balance, December 31, 2003....................................................   $     2,341
                                                                                 ============

(c) OTHER COMMITMENTS

We have entered into purchase commitments totaling $28,287 with certain contract manufacturers under which we commit to buy a minimum amount of designated products between January 2004 and August 2004. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) LEGAL PROCEEDINGS

      (i) In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 -- $1,808).

      (ii) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

      (iii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.      SUPPLEMENTARY INFORMATION

                                                                                          2001       2002         2003
                                                                                         ------     ------       ------
(a)  CASH FLOW INFORMATION:
Cash received
   Interest............................................................................ $  2,782  $      912   $      500
   Income taxes........................................................................       --         905           24
Cash paid for
   Interest............................................................................       48         323           62
   Income taxes........................................................................      958          57           62
Non-cash financing activities
   Purchase of fixed assets funded by obligations under
      capital lease....................................................................    1,759         328          113
   Issuance of common shares on acquisition (note 3)...................................       --          --       22,377

(b)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Opening balance........................................................................ $  1,320   $   5,169    $   3,068
Acquisitions...........................................................................       --         --            62
Bad debt expense.......................................................................    4,040         623          375
Write offs and settlements.............................................................     (191)     (2,724)      (1,275)
                                                                                         --------- ----------   ----------
Closing balance........................................................................ $  5,169   $   3,068    $   2,230
                                                                                        ========== ==========   ==========

(c)  OTHER:
Rent expense........................................................................... $  1,334   $   1,599    $   1,603
Foreign exchange loss (gain)...........................................................     (187)        (77)         439


19.      SEGMENTED INFORMATION

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

                                                                         2001        2002       2003
                                                                         ----        ----       ----
MP modems...........................................................  $   8,039   $   7,781   $   6,183
AirCard modems......................................................     38,627      44,616      71,060
OEM modems..........................................................      9,319      19,025      20,961
Other...............................................................      3,718       2,113       2,845
Research and development funding....................................      2,645       3,724         660
                                                                      ---------   ---------   ---------
                                                                      $  62,348   $  77,259   $ 101,709
                                                                      =========   =========   =========

65% (2002 -- 85%) of our fixed assets are in Canada. Product sales in North America were 73% (2002 -- 87%; 2001 -- 97%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

                                                                        2001                2002             2003
                                                                   --------------     --------------   ----------
Reseller A......................................................     less than 10%    $      17,808    $      18,044
Reseller B......................................................     less than 10%    $      15,605     less than 10%
Reseller C......................................................   $        8,228     less than 10%     less than 10%
Reseller D......................................................   $        6,098     less than 10%     less than 10%

SIERRA WIRELESS, INC.

EXECUTIVE OFFICERS                           OFFICERS                                       DIRECTORS

David B. Sutcliffe                           Steve Blaine                                   Gregory D. Aasen(3)
Chairman and Chief Executive Officer         Vice President, Engineering                    Chief Operating Officer, PMC-Sierra Ltd.

Jason W. Cohenour                            Derek Evans                                    Paul G. Cataford(1)(2)
Senior Vice President, Worldwide Sales       Vice President and Managing Director,          Managing Director HorizonOne Asset
                                             Europe                                         Management

Bill G. Dodson                               Evan Jones                                     Peter Ciceri(2)
Vice President, Manufacturing and Supply     Vice President, Engineering                    Executive in Residence, Faculty of
                                                                                            Commerce and Business Administration,
Andrew S.G. Harries                          Jin Pak                                        University of British Columbia
Senior Vice President, Marketing             Vice President, Asia-Pacific

James B. Kirkpatrick                         Dan Schieler                                   Charles E. Levine(3)
Senior Vice President, Engineering           Vice President, Sales, Americas and OEM        Retired

David G. McLennan                                                                           Nadir Mohamed(1)
Chief Financial Officer and Secretary                                                       President, Chief Executive Officer and
                                                                                            Director, Rogers Wireless
                                                                                            Communications Ltd.

                                                                                            S. Jane Rowe(1)
                                                                                            Senior Vice President, Global Risk
                                                                                            Management Division, Scotiabank

                                                                                            David B. Sutcliffe
                                                                                            Chairman and Chief Executive Officer,
                                                                                            Sierra Wireless, Inc.

                                                                                            (1)      Audit Committee
                                                                                            (2)      Governance Committee
                                                                                            (3)      Human Resources Committee
------------------------------------------------------------------------------------------------------------------------------------
GENERAL COUNSEL                              TRANSFER AGENT                                  [SIERRA WIRELESS LOGO]

Blake, Cassels & Graydon LLP                 Computershare Trust Company of Canada
Vancouver, BC                                Vancouver, BC                                   HEAD OFFICE

US COUNSEL                                   SHARE INFORMATION                               Sierra Wireless, Inc.
                                             The common shares of Sierra Wireless,           13811 Wireless Way
Davis Wright Tremaine LLP                    Inc. are listed for trading under the           Richmond, British Columbia
Portland, Oregon                             symbol SW on The Toronto Stock                  Canada  V6V 3A4
                                             Exchange and under SWIR on The Nasdaq
INTELLECTUAL PROPERTY LAWYERS                National Market System.                         Telephone
                                                                                             604 231 1100
Thelen Reid & Priest LLP                     ANNUAL GENERAL INFORMATION
San Jose, California                         The Annual General Meeting for the              Facisimile
                                             shareholders of Sierra Wireless, Inc.           604 231 1109
AUDITORS                                     will be held on April 26th, 2004 at
                                             2:00 p.m. at the office of Sierra               Website
KPMG LLP                                     Wireless, Inc., Richmond, BC.                   www.sierrawireless.com
Vancouver, BC

                              SIERRA WIRELESS, INC.

                               2003 ANNUAL REPORT

                                  CANADIAN GAAP

                             REPORT TO SHAREHOLDERS

2003 was a year of major milestones and profitable growth. We reached the $100 million revenue mark for the first time in our history, returned to profitability for the full year, and set the stage for further profitable growth.

STRONG FINANCIAL RESULTS

Our financial results were driven by growing demand for our expanded line of Sierra Wireless AirCard(R) PC cards and embedded modules. Introduced in 2002 and 2003 for 2.5G wireless data networks, our new products enjoyed a strong reception and helped drive revenues and earnings. Our results were further enhanced by our acquisition of AirPrime.

For the twelve months ended December 31, 2003, our revenues increased 32% to $101.7 million, up from $77.3 million in 2002. Net earnings were $2.3 million (diluted earnings per share of $0.12 per share), compared to a loss of $41.9 million (loss per share of $2.57) in 2002. Our gross margin rose to $41.2 million or 40.5% of revenues, from $8.0 million or 10.4% of revenues in 2002.

A WORLD OF WIRELESS DATA

Underpinning our results was the growing worldwide acceptance of wireless data. As predicted, the 2.5G networks have increased the speed and functionality of wireless data, making it more attractive to more people. Many of the world's leading wireless operators promoted wireless data services to customers in 2003, and adoption rates grew significantly.

We tapped that demand, building our revenues in North America and achieving approximately 160% revenue growth in our newer Asia-Pacific and European markets.

Highlights of the year included significantly expanding our European distribution by connecting mobile professionals to Europe's widely-used O2 network, and partnering with IBM in China to offer a new wireless bundle that includes the Sierra Wireless AirCard 750 combined with IBM's high-end ThinkPad T40 notebook series.

In North America, we partnered with Verizon to supply our new PC5220 card for Verizon's high-speed CDMA 1xEV-DO network. Another key development was Sprint's decision to launch the Treo 600 Smartphone from PalmOne nationwide. The Treo 600 features the Sierra Wireless EM3420 as its wireless engine.

INVESTING FOR PROFITABLE GROWTH

While our growth has been dramatic, we believe that the wireless data industry is still early in the adoption cycle.

The advent of commercially available high-speed data services such as CDMA 1xEV-DO and EDGE is about to bring mobile connectivity to an even broader set of applications and user segments. Significantly faster than existing networks, these new technologies support data rich applications like streaming audio, video and the Internet, and will continue to accelerate adoption of wireless data.

Smartphones are attracting even more users. Born from the convergence of voice and data technologies, and driven by the increasing demand for anytime, anywhere access to e-mail and information, Smartphones have emerged as the highest growth category in the industry.

During 2003, we made a number of moves to ensure we remain a world leader in our evolving industry:

     o In June, we acquired AirPrime, Inc., a privately held, leading supplier of high-speed CDMA wireless products. The acquisition has enhanced our position as a market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet. It has also brought us a market leading CDMA embedded module portfolio with important customers in the handheld and notebook PC arenas.

     o We announced our entry into the Smartphone market with the introduction of our new Voq professional phone. Based on Microsoft Windows Mobile software for Smartphones, our Voq-branded professional phones will feature both a familiar phone keypad and unique flip-open QWERTY thumbpad. They will also offer easy information navigation and retrieval, compelling text entry, and automatically updated e-mail. The initial response has been very enthusiastic. The combination of a sizable market opportunity, our background in enterprise wireless data, and our existing channels and relationships, makes this a logical evolution for Sierra Wireless. We plan to have our first

          Voq phone model for GSM/GPRS networks commercially available in Europe and North America in the second quarter of 2004.

     o We developed products for the new and expanding CDMA 1xEV-DO and EDGE networks. Our PC 5220 PC Card for the Verizon Wireless CDMA 1xEV-DO network started shipping commercially in the third quarter of 2003. Our second CDMA 1xEV-DO product, the AirCard 580, is expected to begin shipping commercially in the second quarter of 2004. Our first EDGE product, the AirCard 775, is expected to start commercial shipping in the third quarter of 2004.

With these developments, Sierra Wireless has a growing core business which will be augmented by our entry into a new product segment.

We intend to continue growing and changing in step with the needs of our wireless operator partners and business customers around the world. During 2003, we completed a $74.8 million secondary public offering of 4.6 million common shares in the United States and Canada resulting in net proceeds of $67.4 million. We have over $100 million of cash on hand and we are generating positive cash flow. This positions us very well to continue investing for profitable growth.

As we move forward, our steps will be guided by our knowledgeable and independent board of directors--a board that is stronger than ever following the 2003 appointments of Nadir Mohamed and Charles Levine. Mr. Mohamed is President and Chief Executive Officer of Rogers Wireless Communications Inc. Mr. Levine is the former President of Sprint PCS. The industry knowledge, expertise and proven record of success of these two new directors have already proved invaluable to Sierra Wireless. We thank all of our board members for their wise counsel in 2003.

I also want to acknowledge the many contributions of our dedicated employees. Our success reflects the innovation, enthusiasm and hard work of every member of Team Sierra Wireless.

Finally, I want to thank you, our shareholders, for your confidence in Sierra Wireless and in our mission. Your capital has made it possible for us to bring our ideas and our products to the world.

/s/ David B. Sutcliffe
-------------------------
David B. Sutcliffe
Chairman and Chief Executive Officer

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION OF OUR CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), WITH A RECONCILIATION TO CANADIAN GAAP. EXCEPT WHERE OTHERWISE SPECIFICALLY INDICATED, ALL AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS.

OVERVIEW

We provide highly differentiated wireless solutions worldwide. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems and mobile phones.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, portable computing and the Internet, each of which we believe represents a growing market. Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless communications service providers.

Our products are primarily used by businesses and government organizations to enable their employees access to a wide range of wireless data applications including Internet access, e-mail, messaging, corporate intranet access, remote database inquiry and computer aided dispatch. We sell our products directly to end-users and through indirect channels, including wireless operators, resellers and OEMs.

During 2003, our revenue increased 31.6% to $101.7 million, compared to $77.3 million in 2002, despite the slowdown in enterprise spending and the overall conditions affecting the wireless communications industry. Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 73%, 13% and 14%, respectively, in fiscal 2003 and 87%, 7% and 6%, respectively, in fiscal 2002. Our North American business is shifting from long-term, large volume commitments by carriers to faster book/ship cycles driven by customer demand on channels. This shift is a return to our roots, lowers carrier dependency and is the status quo for our business in Europe and in the Asia-Pacific region.

In the third quarter of 2003, we closed our acquisition of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. In the fourth quarter of 2003, we completed our public offering of 4.6 million common shares with net proceeds of approximately $67.4 million. In addition, we announced the introduction of our Voq line of professional phones and value-added software to deliver a converged mobile telephony and e-mail solution targeted at business users. The Voq professional phone is expected to be commercially available in the first half of 2004.

REVENUE

We derive our revenue primarily through sales of our products to wireless communications service providers, original equipment manufacturers, resellers and through direct sales to end-users. We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government funding arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

COST OF GOODS SOLD

We outsource most of our manufacturing services to enable us to achieve greater efficiencies and economies of scale. We were able to achieve savings in costs and improvements in efficiencies in 2003, and we will focus on further cost savings and efficiencies going forward. Because we outsource most of our manufacturing services, our cost of goods sold consists primarily of the direct costs of finished goods purchased from our outsource manufacturers, third-party royalties, warranty costs and an allocation of operating costs.

During the second quarter of 2003, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and certain CDMA product manufacturing to Flextronics. By using its fully integrated supply chain services, we have reduced product costs, improved alignment with our international customer base and achieved increased operating efficiencies and scalability.

SALES AND MARKETING

Our sales and marketing expenses consist mainly of salaries, commissions, travel expenses, conferences, marketing materials and market development funding. Our sales programs rely, in part, on delivering products to end-users identified and cultivated through our relationships with wireless communications service providers, original equipment manufacturers and resellers. During 2003, we continued to expand our distribution channels in Europe and the Asia-Pacific region as part of our international growth objective. We expect to continue to make increased investments in these strategic areas during 2004.

RESEARCH AND DEVELOPMENT, NET

Since our incorporation in 1993, we have invested in new generations of technology. We have funded our investment in research and development from operating cash flow, supplemented by our initial public offering and follow-on offerings, together with research and development funding and investment tax credits. Our research and development expenses consist mainly of salaries, consulting costs and amortization, net of government research and development funding and investment tax credits, and are expensed as incurred. We expect our research and development expenses to continue to increase as we invest in next generation technology and develop new products.

ADMINISTRATION

Our administration costs consist mainly of salaries, professional fees, insurance, and general administration. We expect that these costs will increase as insurance premiums continue to increase and as we continue to build our information systems infrastructure as part of our international expansion.

INCOME TAXES

Prior to 2000, we recorded no provision for Canadian federal income taxes for any period since our incorporation. Through the end of fiscal 1997 we recorded losses and, when we became profitable in 1998, we had sufficient net operating losses, investment tax credits or scientific research and development expenses in Canada to offset any federal income taxes that would otherwise be payable. In 2000, our taxable income in Canada was reduced through the utilization of scientific research and development expenses, and in the United States we had taxable income for the first time. This resulted in us having current and future taxes payable. In 2002, we incurred operating losses and recorded a recovery of income taxes previously paid. In 2003, we had sufficient net operating losses, investment tax credits or scientific research and development expenses to offset federal income taxes that would otherwise be payable. The current tax expense in 2003 is comprised primarily of Canadian capital tax.

We believe that it is more likely than not that we will realize our net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment. We have not recognized any additional deferred tax assets in 2003.

RESULTS OF OPERATIONS

The following table sets forth our operating results for the three years ended December 31, 2003, expressed as a percentage of revenue:

                                                                                YEARS ENDED DECEMBER 31,
                                                                               -------------------------
                                                                               2001        2002      2003
                                                                            ---------   ---------  --------
Revenue..................................................................      100.0%      100.0%     100.0%
Cost of goods sold.......................................................       75.4        89.6       59.5
                                                                               -----       -----      -----
Gross margin.............................................................       24.6        10.4       40.5
                                                                               -----       -----      -----
Expenses
  Sales and marketing....................................................       20.4        15.0       11.4
  Research and development, net..........................................       27.1        19.3       15.7
  Administration.........................................................       17.1         6.2        6.5
  Restructuring and other charges........................................          -        16.6        1.2
  Integration costs......................................................          -           -        1.9
  Amortization...........................................................        3.3         3.0        2.3
                                                                            --------    --------   --------
                                                                                67.9        60.1       39.0
                                                                            --------    --------   --------
Earnings (loss) from operations..........................................      (43.3)      (49.7)       1.5

Other income.............................................................        4.0         0.3        0.9
                                                                               -----       -----      -----
Net income (loss) before income taxes....................................      (39.3)      (49.4)       2.4

Income tax expense (recovery)............................................       (0.4)        4.5        0.2
                                                                               ------      -----      -----
Net income (loss)........................................................      (38.9)      (53.9)       2.2
                                                                               ======      ======     =====

Our revenue by product, by distribution channel and by geographical region is as follows:

                                                                           YEARS ENDED DECEMBER 31,
                                                                          -------------------------
                                                                        2001          2002         2003
                                                                        ----          ----         ----
Revenue by product
        AirCard................................................             62%          58%          70%
        OEM....................................................             15           25           21
        Mobile.................................................             13           10            6
        Other..................................................             10            7            3
                                                                     ----------    ---------     --------
                                                                           100%         100%         100%
                                                                     ==========    =========     ========

Revenue by distribution channel
        Wireless carriers......................................            31%           43%         46%
        OEM....................................................            17            25          22
        Resellers..............................................            44            25          31
        Direct and other.......................................             8             7           1
                                                                     ----------    ---------     --------
                                                                          100%          100%        100%
                                                                     ==========    =========     ========

Revenue by geographical region
        Americas...............................................            97%           87%          73%
        Europe.................................................             -             7           13
        Asia-Pacific...........................................             3             6           14
                                                                     ----------    ---------     --------
                                                                          100%          100%         100%
                                                                     ==========    =========     ========

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

FOLLOW-ON OFFERING

On November 14, 2003, we completed a new issue and secondary public offering of
4.6 million common shares in the United States and Canada at a price of $16.25 per common share. The offering generated net proceeds of approximately $67.4 million. Of the 4.6 million common shares, 4.4 million common shares were sold by the Company and 0.2 million common shares were sold by retiring officers of the Company.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003, we acquired 100 percent of the outstanding securities of AirPrime, a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date. As a result of the acquisition, we believe the combined entity to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global distribution channels and a strong balance sheet.

The aggregate purchase price was $23.8 million including common shares valued at $22.4 million with costs related to the acquisition of $1.4 million. The value of the 3,708,521 common shares issued was determined based on the average market price of our common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

2003 RESTRUCTURING AND INTEGRATION COSTS

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1.2 million as follows:

Fixed and intangible asset writedowns...........................   $       0.6
Workforce reductions............................................           0.3
Facilities restructuring........................................           0.3
                                                                  ------------
     Total restructuring and other charges......................   $       1.2
                                                                  ============

The writedowns of fixed and intangible assets of $0.6 million were primarily for research and development equipment, test equipment and research and development licenses that are no longer required. These assets were written down to nil. Workforce reduction charges of $0.3 million were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of September 30, 2003, there were no restructuring amounts remaining to be paid out related to workforce reductions. We also recorded an additional facilities restructuring charge of $0.3 million as we have made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

During 2003, we also incurred integration costs of $1.9 million related to travel, facilities and costs related to eight existing employees retained for the transition period. All of these employees have completed their integration activities and have been terminated as of December 31, 2003.

REVENUE

Revenue amounted to $101.7 million in 2003, compared to $77.3 million in 2002, an increase of 31.6%. Included in our revenue was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. During 2003, we commenced commercial shipment of the AirCard 575, MP 555 and MP 750 as well as the products formerly sold by AirPrime.

GROSS MARGIN

Gross margin amounted to $41.2 million in 2003, compared to $8.0 million in 2002. Included in our gross margin was research and development funding of $0.7 million and freight revenue of $0.3 million in 2003, compared to $3.7 million and $0.1 million, respectively, in 2002. During 2002, our gross margin was negatively affected by restructuring and other charges of $20.8 million. Our gross margin percentage was 40.5% of revenue in 2003, compared to 10.4% of revenue in 2002. Our gross margin, excluding restructuring and other charges, amounted to $41.2 million, or 40.5% of revenue, in 2003, compared to $28.8 million, or 37.3% of revenue in 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reductions. During 2003, we sold $1.4 million of products that had a book value after writedowns of nil.

SALES AND MARKETING

Sales and marketing expenses were $11.6 million in 2003, unchanged from 2002. Sales and marketing expenses as a percentage of revenue decreased to 11.4% in 2003, compared to 15.0% in 2002. This decrease was due primarily to an increase in revenue without a corresponding increase in operating expenses.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $16.0 million in 2003, compared to $14.9 million in 2002, an increase of 7.4%. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.5 million or 16.2% of revenue in 2003, compared to $16.8 million or 21.7% of revenue in 2002. Gross research and development expenses in 2003 decreased due to cost reductions under our restructuring plan implemented in the second quarter of 2002 and a reduction of costs related to the development of products based on CDMA and GPRS standards. These reductions were partially offset by the addition of staff and projects from the AirPrime acquisition and the development costs of the Voq professional phone.

ADMINISTRATION

Administration expenses amounted to $6.6 million in 2003, compared to $4.8 million in 2002. Included in administration expenses were recoveries from Metricom of $0.5 million in 2003 and $1.8 million in 2002. Excluding the Metricom recoveries, administration expenses were $7.1 million in 2003, compared to $6.6 million in 2002. This increase of 7.8% is due primarily to an increase in insurance costs that was partially offset by cost reductions under our restructuring plan. Administration expenses, excluding the Metricom recoveries, as a percentage of revenue amounted to 7.0% in 2003, compared to 8.5% in 2002.

OTHER INCOME

Other income increased to $1.0 million in 2003, compared to $0.2 million in 2002. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due to an increase in interest income from increased cash and investment balances from our secondary public offering, as well as net foreign exchange gains on our Canadian denominated currency.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $0.2 million in 2003, compared to $3.5 million in 2002. Our 2002 income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET EARNINGS (LOSS)

Our net earnings amounted to $2.3 million in 2003, compared to a net loss of $41.7 million in 2002. Our net earnings amounted to $4.9 million in 2003, excluding restructuring and integration costs of $3.2 million and the Metricom recovery of $0.5 million, compared to a net loss of $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million. Our diluted earnings per share amounted to $0.12 in 2003, compared to a loss per share of $2.56 in 2002. Our diluted earnings per share, excluding the items referred to above, was $0.26 in 2003, compared to a loss per share of $0.35 in 2002. The weighted average number of shares outstanding increased to 19.0 million in 2003 due to the issuance of shares related to the AirPrime acquisition and to our secondary public offering, as compared to 16.3 million in 2002.


YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

During 2002, we announced and implemented a business restructuring program. We reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. We expected sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

During the second quarter of 2002, we recorded restructuring and other costs of $36.1 million. We reduced our workforce from 275 to 181 people. In addition, the restructuring and other costs included a writedown for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring. The provisions related to our restructuring and other charges reflected many estimates which we revised during the last half of 2002, based on actual experience, resulting in a net charge of $1.6 million. Our restructuring and other costs for 2002 were $37.7 million. We had substantially completed implementation of our restructuring program at December 31, 2002.

We recorded a writedown of inventory, including purchase commitments, amounting to $16.7 million. The writedown was related primarily to CDPD and 2G CDMA products. In the fourth quarter of 2002, we recorded an additional net writedown of inventory of $1.9 million which was a result of a faster than expected decline in sales of CDPD products. During 2002, we sold $1.2 million of products that had a written down net book value of nil.

Fixed assets impairment charges of $4.8 million consisted of writedowns primarily for research and development equipment, test equipment, and corporate assets. The fixed assets were written down to the current fair value for this type of equipment. The net reversal of the second quarter impairment charge was $0.5 million, of which $0.1 million was included in cost of sales, and related primarily to adjusting our estimates of equipment to be disposed of.

Intangible assets impairment charges of $3.0 million consisted of writedowns primarily for research and development licenses. The research and development licenses that were no longer required, were written down to nil. In addition, our deferred tax asset valuation allowance was increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believed was more likely than not to be realized.

Workforce reduction charges of $1.6 million, of which $0.1 million was included in cost of sales, were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. At December 31, 2002, the workforce reduction provision of $1.5 million estimated in the second quarter, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.3 million and a reversal of $0.2 million, resulting in an ending provision balance of $0.05 million. The remaining provision was substantially drawn down by April 30, 2003.

As a result of the above noted workforce reduction and our assessment of current and visible demand, we have leased facilities that are excess to our current requirements. We recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements. Our provision at June 30, 2002 of $4.7 million has been drawn down by cash payments of $0.5 million and increased by an additional net charge of $0.3 million, resulting in a provision balance of $4.5 million at December 31, 2002. During the second half of 2002, real estate market conditions in our location softened, resulting in very little progress on our facilities restructuring. The remaining cash outlays of approximately $4.5 million related to the facilities restructuring are expected to be paid over the remaining term of the lease and will be funded from available sources of liquidity.

Other charges of $1.5 million included provisions for purchase commitments, a writedown of investments, and professional fees in connection with the restructuring activities. Our provision at June 30, 2002 of $0.8 million has been drawn down by non-cash reductions of $0.4 million, cash payments of $0.3 million, and an additional charge of $0.1 million resulting in a provision balance of $0.2 million at December 31, 2002. The additional charges relate to revised estimates for professional fees. The remaining provision was substantially drawn down at December 31, 2003. The remaining cash outlays of approximately $0.1 million related to other costs will be funded from available sources of liquidity.

During the second quarter of 2001, one of our customers, Metricom, Inc., refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In 2002, we negotiated a settlement with the reorganized debtor and subsequently received $1.8 million. The recovery of $1.8 million was recorded in the determination of our net loss for 2002.

In 2001, in addition to the financial impact from Metricom's bankruptcy, there was also an overall economic slowdown that impacted our business. As a result of these developments, we recorded a writedown of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million in 2001.

REVENUE

Revenue amounted to $77.3 million in 2002, compared to $62.3 million in 2001, an increase of 23.9%. Included in our revenue was research and development funding of $3.7 million and freight revenue of $0.1 million in 2002, compared to $2.6 million and nil, respectively, in 2001. The increase in revenue was a result of sales of our 2.5G products as well as increasing sales to new channels in Europe and the Asia-Pacific region. We commenced commercial shipment of our AirCard 550, AirCard 555, AirCard 710, and AirCard 750 next generation products during 2002.

GROSS MARGIN

Gross margin amounted to $8.0 million in 2002, compared to $15.3 million in 2001. Included in our gross margin was research and development funding of $3.7 million and freight revenue of $0.1 million in 2002, compared to $2.6 million and nil, respectively, in 2001. During the year, our gross margin was negatively affected as we recorded restructuring and other charges of $20.8 million. As a result of restructuring and other charges, our gross margin percentage decreased to 10.4% of revenue in 2002, compared to 24.6% of revenue in 2001. Our gross margin in 2002 was $28.8 million, excluding restructuring and other charges of $20.8 million, compared to a gross margin in 2001 of $26.3 million, excluding an inventory writedown of $11.0 million. Our gross margin percentage, excluding the restructuring and other charges and inventory writedowns, decreased to 37.3% in 2002, compared to 42.2% in 2001. This decrease was a result of changes in our product mix and new product introduction costs.

SALES AND MARKETING

Sales and marketing expenses amounted to $11.6 million in 2002, compared to $12.7 million in 2001, a decrease of 9.1%. This decrease was due primarily to cost reductions under our restructuring plan. In addition, some costs related to the initial introduction of new products for 2.5G wireless networks and entry into the Europe and Asia-Pacific regions occurred in the prior year. Sales and marketing expenses as a percentage of revenue amounted to 15.0% in 2002, compared to 20.4% in 2001.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development funding and investment tax credits, amounted to $14.9 million in 2002, compared to $16.9 million in 2001, a decrease of 11.9%. Research and development expenses in 2002 decreased due primarily to cost reductions under our restructuring plan. Gross research and development expenses, before government research and development funding and investment tax credits, were $16.8 million or 21.7% of revenue in 2002, compared to $19.4 million or 31.2% of revenue in 2001.

ADMINISTRATION

Administration expenses amounted to $4.8 million in 2002, compared to $10.6 million in 2001. Administration expenses were $6.6 million in 2002, excluding the Metricom recovery of $1.8 million, compared to administration expenses of $7.6 million, excluding the $3.0 million provision for doubtful accounts in 2001. This decrease of 13.8% is due primarily to cost reductions under our restructuring plan. Administration expenses, excluding the Metricom recovery and the provision for doubtful accounts, as a percentage of revenue amounted to 8.5% in 2002, compared to 12.3% in 2001.

OTHER INCOME

Other income decreased to $0.2 million in 2002, compared to $2.5 million in 2001. This decrease is due to a reduction in cash and short-term investment balances, as well as a reduction in interest rates.

INCOME TAX EXPENSE (RECOVERY)

Income tax expense amounted to $3.5 million in 2002, compared to an income tax recovery of $0.3 million in 2001. Our income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million in 2002, compared to an income tax recovery of $0.3 million in 2001. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Our net loss amounted to $41.7 million in 2002, compared to a net loss of $24.3 million in 2001. Our net loss amounted to $5.8 million in 2002, excluding restructuring and other costs of $37.7 million and the Metricom recovery of $1.8 million, compared to a net loss of $10.3 million in 2001, excluding the inventory writedown of $11.0 million and the provision for doubtful accounts of $3.0 million. Our loss per share amounted to $2.56 in 2002, compared to a loss per share of $1.50 in 2001. Our loss per share, excluding the restructuring and other costs and inventory writedowns, was $0.35 in 2002, compared to a loss per share of $0.64 in 2001. The weighted average number of shares outstanding increased to 16.3 million in 2002, as compared to 16.1 million in 2001.


CONTINGENT LIABILITIES

In July 2001, we learned that Metricom, one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13.7 million. Metricom objected to that claim asserting that all but $2.3 million should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10.3 million and Metricom agreed to dismiss the preference claims. We received a settlement of $1.8 million that has been included in our net loss for 2002. We also received an additional recovery of $0.5 million that has been included in our net earnings for 2003.

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.


SIGNIFICANT CONTRACTS

We had entered into significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless in late 1999 and 2000. We have substantially completed volume shipments on all three contracts during the last quarter of 2003. Going forward, we expect to rely on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products.


CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

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Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2003, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

    o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

         An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

         Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

    o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. We consider the following factors when determining if collection is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements, to ensure that the customer has the means of making payment. If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of any of our customers deteriorates, we may increase our allowance.

    o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods. If market conditions are worse than our projections, we may further writedown the value of our inventory.

    o We currently have intangible assets of $34.3 million, including goodwill of $19.7 million generated from our acquisition of AirPrime in August 2003. Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

         The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

    o We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, we may make an adjustment to our deferred tax assets which would be charged to income.

   o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management's estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

   o Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

   o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions change, we will adjust our provision. During 2003, we increased our provision by $0.3 million due to changes in market conditions.

   o We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.


LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash provided by operating activities amounted to $14.3 million for 2003, compared to cash used by operating activities of $4.7 million in 2002, an improvement of $19.0 million. The source of cash in 2003 primarily resulted from earnings from operations of $9.2 million, adjusted for non-cash items, reduced inventory levels and changes in other operating assets and liabilities of $5.1 million. The increase in working capital was due to an increase in revenue for 2003. Generally, our working capital requirements will increase or decrease with quarterly revenue levels. Our working capital requirements have also been reduced through continued favorable collection efforts and streamlined supply chain operations.

FINANCING ACTIVITIES

Cash provided by financing activities was $66.5 million in 2003, compared to a use of cash of $1.1 million in 2002. The source of cash in 2003 was the completion of a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions of $3.8 million and expenses of the offering of approximately $1.0 million amounted to approximately $67.4 million.

As of December 31, 2003, we did not have any off-balance sheet finance or special purpose entities. During the year ended December 31, 2003, we entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

INVESTING ACTIVITIES

Cash used by investing activities was $45.3 million in 2003, compared to cash provided by investing activities of $28.6 million in 2002. The use of cash in 2003 was due primarily to the net investment of cash of $39.3 million in 2003 from the offering compared to net maturities of $31.9 million in 2002. Expenditures on intangible assets were $4.1 million in 2003, compared to $1.4 million in 2002, and were primarily for license fees and patents. Capital expenditures were $2.0 million in 2003, compared to $2.2 million in 2002 and were primarily for research and development equipment.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

CASH REQUIREMENTS

We expect our operations will generate positive net cash during fiscal 2004. We also expect that lower cash requirements for restructuring activities and the effect of previous cost reduction actions, offset by the additional working capital impact of the AirPrime acquisition will contribute to positive cash flow from operations for 2004.

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below. We expect to continue to use cash to meet these requirements during 2004. We believe our cash and cash equivalents of $70.4 million, short-term investments of $14.8 million and long-term investments of $24.6 million as of December 31, 2003 will be sufficient to fund our cash requirements for the next twelve months. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2003:

                                                                  PAYMENTS DUE IN FISCAL
                                    ----------------------------------------------------------------------------------
                                    TOTAL        2004         2005        2006        2007         2008     THEREAFTER
                                    -----        ----         ----        ----        ----         ----     ----------
Obligations under capital
    leases (a)..............            141          141          --           --           --          --          --
Operating leases (a)........         18,575        2,877       2,551        2,589        2,660       2,674       5,224
                                  ---------    ---------   ---------   ----------   ----------   ---------   ---------
Total                             $  18,716    $   3,018   $   2,551   $   2,589    $    2,660   $   2,674   $   5,224
                                  =========    =========   =========   =========    ==========   =========   =========

(a) See notes 11 and 17 to our consolidated financial statements for additional information.

We believe our current cash and cash equivalents, short and long term investments and cash generated from operations will satisfy our expected working and other capital requirements for the foreseeable future based on current business plans.

We have entered into purchase commitments totaling $28.3 million with certain contract manufacturers under which we commit to buy a minimum amount of designated products. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases. The terms of the commitment require us to purchase $28.3 million of product from certain contract manufacturers between January 2004 and August 2004.

SOURCES AND USES OF CASH

In November 2003, we completed a new issue and secondary public offering in the United States and Canada. Our net proceeds after selling commissions and expenses of the offering amounted to approximately $67.4 million. The net proceeds from the offering are to be used for product development, working capital and general corporate purposes, including acquisitions.

We expect the proceeds from the November 2003 financing and our expected future operating cash flow will continue to fund our operations. Therefore, we have no foreseeable requirements to return to the capital markets for additional funding.

One of our significant sources of funds is expected to be our future operating cash flow. In the past, our revenue was dependent on us fulfilling our commitments in accordance with agreements with major customers. We have substantially completed volume shipments on those contracts. Therefore, in the future, we will rely on purchase orders with these customers and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue will be negatively impacted. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short and long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     o Net cash and short-term investments amounted to $85.1 million at December 31, 2003 compared to $34.8 million at December 31, 2002.

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

     o Long-term investments amounted to $24.6 million at December 31, 2003 compared to nil at December 31, 2002.

     o Accounts receivable amounted to $21.6 million at December 31, 2003 compared to $13.9 million at December 31, 2002.

     o We have a $10.0 million operating line of credit with a Canadian chartered bank. The credit facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At December 31, 2003, there were no borrowings under this line of credit.


MARKET RISK DISCLOSURE

During the year ended December 31, 2003, 68% of our revenue was earned from United States-based customers compared to 78% in the year ended December 31, 2002. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As a result of the adoption of U.S. dollars as our currency of measurement in the year ended December 31, 1999, our foreign currency risk has changed from U.S. dollar denominated monetary assets and liabilities to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. During 2003, we continued to enter into additional distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in US dollars. We expect that, as our business expands in Europe, we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, therefore the impact of FAS No. 133 is not material to our financial results.


RELATED PARTY TRANSACTIONS

During 2003, there were no material related party transactions, except for $1.0 million loaned to AirPrime for working capital purposes prior to closing the acquisition on August 12, 2003.


DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

The MD&A has been prepared in accordance with U.S. GAAP. Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in exchange rates used to translate prior years' assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Research and development expense for the year ended December 31, 2002 was different under Canadian GAAP due to the difference in the accounting treatment applied to in-process research and development ("IPR&D"), related to the acquisition of the QUALCOMM CDMA modules business, which resulted in an additional loss of $0.2 million. In accordance with U.S. GAAP, purchased IPR&D is expensed on acquisition, whereas under Canadian GAAP, purchased IPR&D is treated as an intangible asset and amortized. At December 31, 2002, the IPR&D was fully amortized.

FORWARD-LOOKING STATEMENTS

Our annual report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this annual report that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications as well as our ability to bring the Voq professional phone to market. When used in this annual report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized.


RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

WE HAVE INCURRED NET LOSSES IN THE PAST AND MAY NOT SUSTAIN PROFITABILITY.

      While we had earnings from operations for the year ended December 31, 2003, we have incurred a loss from operations in each of the previous three fiscal years. As of December 31, 2003 our accumulated deficit was approximately $71.3 million. While we had net earnings of $2.3 million for the year ended December 31, 2003, our ability to achieve and maintain profitability will depend on, among other things, the continued sales of our products and the successful development and commercialization of new products. We cannot predict if the current profitability will be sustainable on a quarterly or an annual basis. As a result, our share price may decline.

      If the current profitability does not continue, we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

      If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO MAINTAIN OUR MARKET SHARE OR TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND OUR REVENUES COULD DECLINE.

      We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

      o  Our ability to attract and retain skilled technical employees;

      o  The availability of critical components from third parties;

      o Our ability to successfully complete the development of products in a timely manner; and

      o Our ability to manufacture products at an acceptable price and quality.

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      A failure by us, or our suppliers, in any of these areas, or a failure of new products, such as Voq, to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

      We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

WE DO NOT EXPECT TO HAVE SIGNIFICANT LONG TERM CUSTOMER CONTRACTS AND OUR REVENUES WILL BE NEGATIVELY IMPACTED IF CUSTOMERS DO NOT CONTINUE TO ORDER OUR PRODUCTS UNDER PURCHASE ORDERS.

      In late 1999 and 2000, we entered into significant supply contracts with AT&T Wireless, Sprint PCS and Verizon Wireless. We have substantially completed volume shipments on all three contracts during the last quarter of 2003. Thereafter, we will rely on purchase orders with these customers, and these customers, like our other customers, will be under no contractual obligation to purchase our products. If they do not make such purchases, our revenue and our share price may decline.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

      We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipate, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which will decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

      Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

      o  The timing of releases of our new products;

      o  The timing of substantial sales orders;

      o  Possible seasonal fluctuations in demand;

      o Possible delays in the manufacture or shipment of current or new products; and

      o  Possible delays or shortages in component supplies.

      Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

WE DEPEND ON A FEW THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

      We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on three manufacturers, any of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

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

      o  The absence of guaranteed manufacturing capacity;

      o  Reduced control over delivery schedules, production yields and costs;
         and

      o Inability to control the amount of time and resources devoted to the manufacture of our products.

      If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

WE DO NOT HAVE FIXED-TERM EMPLOYMENT AGREEMENTS WITH OUR KEY PERSONNEL AND THE LOSS OF ANY KEY PERSONNEL MAY HARM OUR ABILITY TO COMPETE EFFECTIVELY.

      None of our officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current key employees or attract and retain additional key employees as needed. The loss of key employees could disrupt our operations and impair our ability to compete effectively.

      Our Chief Financial Officer, or CFO, and our Chief Technical Officer, or CTO, are scheduled to retire in the next several months. We are currently recruiting a successor to the CFO. We are not seeking a successor for the CTO, and we expect that his present duties will be assumed by certain of our existing officers. If we are unable to adequately replace our CFO or if our other executive officers are unable to adequately undertake our CTO's duties, our operations may be disrupted or our ability to compete may be impaired.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

      The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

      The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

AS THE ADOPTION OF WIRELESS DATA HAS CONTINUED TO INCREASE, WE HAVE EXPERIENCED AN INCREASE IN COMPETITION IN OUR MARKET. IF WIRELESS ADOPTION CONTINUES TO GROW, WE MAY CONTINUE TO EXPERIENCE INCREASED COMPETITION FROM NEW ENTRANTS INTO THE MARKET, AND FROM BIGGER AND MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES, WHICH COULD RESULT IN REDUCED REVENUES AND PROFITS.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA AND VOICE COMMUNICATIONS SERVICES FOR OUR PRODUCTS TO OPERATE.

      Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES, INCLUDING OUR ACQUISITION OF AIRPRIME, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS OR MAY NOT ACHIEVE THE ANTICIPATED BENEFITS.

      As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

      o    Exposure to unknown liabilities of acquired companies;

      o    Higher than anticipated acquisition costs and expenses;

      o Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

      o The difficulty and expense of integrating the operations and personnel of the companies;

      o    Disruption of our ongoing business;

      o Diversion of management's time and attention away from our remaining business during the integration process;

      o Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

      o The inability to implement uniform standards, controls, procedures and policies;

      o The loss of key employees and customers as a result of changes in management;

      o    The incurrence of amortization expenses; and

      o    Possible dilution to our shareholders.

      In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

      On August 12, 2003, we completed our acquisition of AirPrime. The integration of AirPrime into our business is ongoing and the acquisition of AirPrime is subject to all of the risks set out above.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

      It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

      o We may be liable for damages and litigation costs, including attorneys' fees;

      o    We may be prohibited from further use of the intellectual property;

      o We may have to license the intellectual property, incurring licensing fees; and

      o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

      Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

IF WE ARE SUCCESSFUL IN THE DESIGN AND DEVELOPMENT OF OUR NEW PRODUCTS, AND THERE IS COMMERCIAL ACCEPTANCE OF OUR PRODUCTS, SUCH AS THE VOQ SMART PHONE, OTHERS MAY CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM OUR REPUTATION.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

      Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

      Our strategies to deter misappropriation could be inadequate due to the following risks:

      o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

      o    Undetected misappropriation of our intellectual property;

      o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

      o    Development of similar technologies by our competitors.

      In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

      Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

      o Increased credit management risks and greater difficulties in collecting accounts receivable;

      o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

      o Uncertainties of laws and enforcement relating to the protection of intellectual property;

      o    Language barriers; and

      o    Potential adverse tax consequences.

      Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

      Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

      We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy, but we have purchased Canadian currency to cover our Canadian currency requirements for the next several fiscal quarters. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

                   MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company's audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review the consolidated financial statements and the independent auditors' report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.




/s/ David B. Sutcliffe                                   /s/ Peter W. Roberts
David B. Sutcliffe                                       Peter W. Roberts
Chairman and Chief Executive Officer                     Chief Financial Officer
January 21, 2004


                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

On January 21, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
January 21, 2004


                                 SIERRA WIRELESS, INC.

                   CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
     (Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with Canadian generally accepted accounting principles (GAAP))

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                   ----------------------------------
                                                                                      2001        2002         2003
                                                                                   ---------   ---------     --------
Revenue.........................................................................     $62,348     $77,259     $101,709
Cost of goods sold..............................................................      47,035      69,261       60,551
                                                                                    --------    --------    ---------
Gross margin                                                                          15,313       7,998       41,158
                                                                                    --------    --------    ---------

Expenses:
  Sales and marketing...........................................................      12,726      11,564       11,585
  Research and development, net (note 14).......................................      17,402      15,146       15,994
  Administration................................................................      10,647       4,785        6,597
  Restructuring and other charges (note 4)......................................          --      12,869        1,220
  Integration costs (note 5)....................................................          --          --        1,947
  Amortization..................................................................       2,084       2,331        2,327
                                                                                    --------    --------    ---------
                                                                                      42,859      46,695       39,670
                                                                                    --------    --------    ---------
Earnings (loss) from operations.................................................     (27,546)    (38,697)       1,488
Other income....................................................................       2,504         247          965
                                                                                    --------    --------    ---------
Earnings (loss) before income taxes.............................................     (25,042)    (38,450)       2,453
Income tax expense (recovery) (note 13).........................................        (273)      3,463          198
                                                                                    --------    --------    ---------
Net earnings (loss).............................................................     (24,769)    (41,913)       2,255
Deficit, beginning of year......................................................      (5,904)    (30,673)     (72,586)
                                                                                    --------    --------    ---------
Deficit, end of year............................................................    $(30,673)   $(72,586)    $(70,331)
                                                                                    ========    ========    =========

Earnings (loss) per share (note 15):

  Basic.........................................................................    $  (1.54)   $  (2.57)    $   0.12
  Diluted.......................................................................    $  (1.54)   $  (2.57)    $   0.12
                                                                                    =========   =========    ========

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)

                                                                                      DECEMBER 31,
                                                                                      ------------
                                                                                   2002        2003
                                                                                   ----        ----
ASSETS
Current assets:
  Cash and cash equivalents...................................................  $  34,841   $   70,358
  Short-term investments......................................................        --        14,760
  Accounts receivable, net of allowance for doubtful
     accounts of $2,230 (2002 -- $3,068).......................................    13,865       21,566
  Inventories (note 6)........................................................      6,673        1,511
  Prepaid expenses............................................................        864        2,223
                                                                                ---------   ----------
                                                                                   56,243      110,418

Long-term investments.........................................................         --       24,639
Capital assets (note 7).......................................................      7,198        5,985
Intangible assets (note 8)....................................................      6,907       14,620
Goodwill (note 8).............................................................         --       19,706
Future income taxes (note 13).................................................        500          500
Other.........................................................................        241           --
                                                                                ---------   ----------
                                                                                $ 71,089    $  175,868
                                                                                =========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................................  $    3,017  $    5,966
  Accrued liabilities.........................................................      12,431      22,221
  Deferred revenue and credits................................................         297         399
  Current portion of long-term liabilities (note 9)...........................       2,803       1,328
  Current portion of obligations under capital lease (note 10)................         831         141
                                                                                ----------  ----------
                                                                                    19,379      30,055

Long-term liabilities (note 9)................................................       2,896       2,266
Obligations under capital lease (note 10).....................................          60          --

Shareholders' equity:
  Share capital (note 11)
     Authorized
       Unlimited number of common and preference shares with no par value
     Common shares, 24,822,071 (2002 - 16,345,396) issued and outstanding ....     121,824     212,824
  Warrants....................................................................          --       1,538
  Deficit.....................................................................     (72,586)    (70,331)
  Cumulative translation adjustments..........................................        (484)       (484)
                                                                                ----------- -----------
                                                                                    48,754     143,547
                                                                                ----------  ----------
                                                                                $   71,089  $  175,868
                                                                                ==========  ==========

Commitments and contingencies (note 16)

See accompanying notes to consolidated financial statements.




/s/ David B. Sutcliffe                           /s/ S. Jane Rowe
DAVID B. SUTCLIFFE                               S. JANE ROWE
Director                                         Director

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                    ------------------------
                                                                                2001         2002         2003
                                                                             ---------    ---------     --------
Cash flows from operating activities:
  Net earnings (loss)........................................................ $ (24,769)   $ (41,913)   $   2,255
  Adjustments to reconcile net earnings (loss) to
     net cash provided by operating activities
     Amortization............................................................     7,161        7,038        5,669
     Non-cash restructuring and other charges................................        --       28,593          895
     Loss on disposal........................................................        --          597            2
     Deferred income taxes...................................................       (15)       3,754           --
     Accrued warrants........................................................       671          481          386
  Changes in operating assets and liabilities
     Accounts receivable.....................................................    12,084       (3,361)      (5,360)
     Inventories.............................................................   (13,031)       2,517        5,878
     Prepaid expenses........................................................        59          159       (1,087)
     Accounts payable........................................................    (6,945)      (1,339)         225
     Accrued liabilities.....................................................     3,420         (463)       5,296
     Deferred revenue and credits............................................       300         (753)         101
                                                                               ---------    ---------   ----------
  Net cash provided by (used in) operating activities........................   (21,065)      (4,690)      14,260

Cash flows from investing activities:
  Business acquisitions (note 3).............................................        --           --           33
  Proceeds on disposal.......................................................        --          338            4
  Purchase of fixed assets...................................................   (10,523)      (2,219)      (1,972)
  Increase in intangible assets..............................................    (3,328)      (1,431)      (4,077)
  Increase in other assets...................................................      (143)          --           --
  Purchase of long-term investments..........................................        --           --      (24,639)
  Purchase of short-term investments.........................................   (69,411)     (14,662)     (25,103)
  Proceeds on maturity of short-term investments.............................   109,676       46,541       10,492
                                                                               ---------    ---------   ----------
  Net cash provided by (used in) investing activities........................    26,271       28,567      (45,262)

Cash flows from financing activities:
  Issue of common shares, net of share issue costs...........................       499          374       68,623
  Increase in long-term liabilities..........................................       255           --           --
  Repayment of long-term liabilities.........................................      (766)      (1,495)      (2,104)
                                                                               ---------    ---------   ----------
  Net cash provided by (used in) financing activities........................       (12)      (1,121)      66,519
                                                                               ---------    ---------   ----------

Net increase in cash and cash equivalents....................................     5,194       22,756       35,517
Cash and cash equivalents, beginning of year.................................     6,891       12,085       34,841
                                                                               ---------    ---------   ----------
Cash and cash equivalents, end of year....................................... $  12,085    $  34,841    $  70,358
                                                                              ==========    =========   ==========

See supplementary cash flow information (note 17)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 2001, 2002 and 2003
                (Expressed in thousands of United States dollars,
                 except per share amounts and number of shares)
                   (Prepared in accordance with Canadian GAAP)


1.       NATURE OF OPERATIONS

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We develop and market a broad range of products that include wireless data modems for portable computers, embedded modules for original equipment manufacturers, or OEMs, rugged vehicle-mounted modems and mobile phones. Our products permit users to access wireless data and voice networks using notebook computers, personal digital assistants, or PDAs, vehicle-based systems or mobile phones.

2.       SIGNIFICANT ACCOUNTING POLICIES

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in Canada.

(a)      PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless Data, Inc., Sierra Wireless America, Inc. (formerly AirPrime, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)      USE OF ESTIMATES

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets, intangible assets, goodwill and future income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c)      CASH EQUIVALENTS

Cash equivalents include short-term deposits, which are all highly liquid marketable securities having a term to maturity of three months or less when acquired. We value our short-term deposits at cost.

(d)      SHORT-TERM INVESTMENTS

Short-term investments are carried at the lower of cost and quoted market value.

(e)      INVENTORIES

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(f)      RESEARCH AND DEVELOPMENT

We expense research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred in the current period as the criteria for deferral were not met.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(g)      LONG-TERM INVESTMENTS

Long-term investments are carried at cost.

(h)      CAPITAL ASSETS

We initially record capital assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures................................................    5 years
Research and development equipment....................................    3 years
Tooling...............................................................    3 years
Software..............................................................    3-5 years
Office equipment......................................................    5 years

We amortize leasehold improvements on a straight-line basis over the lesser of their useful lives or lease terms.

(i)      INTANGIBLE ASSETS

PATENTS AND TRADEMARKS

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

LICENSE FEES

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or five years.

INTELLECTUAL PROPERTY, CUSTOMER RELATIONSHIPS AND DATABASES

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years. Each of these intangible assets is subject to an impairment test as described in note 1(k). Consideration paid for in-process research and development is amortized on a straight-line basis over the economic life of the asset.

(j)      GOODWILL

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and is subject to a two-step impairment test at least annually. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)      IMPAIRMENT OF LONG-LIVED ASSETS

We monitor the recoverability of long-lived assets, which includes capital assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(l)      INCOME TAXES

We follow the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are generally included in earnings. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(m)      STOCK-BASED COMPENSATION

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under the intrinsic value method. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

                                                                                               YEARS ENDED DECEMBER 31,
                                                                                               ------------------------
                                                                                            2001          2002         2003
                                                                                         ---------     ---------    -------
Net earnings (loss):
  As reported...................................................................          $ (24,769)   $  (41,913)  $    2,255
  Less:  Total stock-based employee compensation expense
       determined under fair value based method for all awards..................            (10,426)       (7,817)     (14,775)
                                                                                         -----------   -----------  -----------
  Pro forma.....................................................................           $(35,195)   $  (49,730)  $  (12,520)
                                                                                         ===========   ===========  ===========

Basic and diluted earnings (loss) per share:
  As reported...................................................................         $  (1.54)     $  (2.57)    $   0.12
  Pro-forma.....................................................................            (2.18)        (3.05)       (0.68)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

As a result of our voluntary option surrender initiative, the unrecognized stock compensation fair value of $5,956 related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                            ------------------------
                                                                                            2001       2002      2003
                                                                                         ---------  ---------  ---------
Expected dividend yield.............................................................            0          0          0
Expected stock price volatility.....................................................          107%       107%       102%
Risk-free interest rate.............................................................         4.88%      4.48%      3.83%
Expected life of options............................................................       4 years    4 years    4 years

The fair value of stock options granted during the year was $7.56 (2002 - $4.58, 2001 - $15.04).

(n)      REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government funding arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

(o)      WARRANTY COSTS

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past experience.

(p)      MARKET DEVELOPMENT COSTS

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Co-op advertising costs are recorded as a component of sales and marketing expense.

(q)      SHARE ISSUE COSTS

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(r)      EARNINGS (LOSS) PER COMMON SHARE

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(s)      INVESTMENT TAX CREDITS

Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.

(t)      COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(u)      RECENT ACCOUNTING PRONOUNCEMENTS

In November 2003, the Accounting Standards Board revised Handbook ("HB") 3870, "Accounting for Stock-based Compensation and Other Stock-based Payments", to require the fair value based method of accounting for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. This change effectively requires companies to expense the cost of stock options provided to employees. The revision to HB 3870 is applicable for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Transitional provisions permit either retroactive (either with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is available only to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004. We will adopt the revised HB 3870 in our consolidated financial statements beginning January 1, 2004.

In July 2003, the Canadian Institute of Chartered Accountants ("CICA") issued HB 1100, "Generally Accepted Accounting Principles" together with HB 1400, "General Standards of Financial Statement Presentation". HB 1100 establishes standards for financial reporting in accordance with GAAP as it clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP. HB 1400 supersedes HB 1500 and clarifies what constitutes fair presentation in accordance with GAAP. The new standards are effective for fiscal years beginning on or after October 31, 2003, however earlier adoption is encouraged. We have adopted HB 1100 and HB 1400, which had no effect on our consolidated financial statements.

In June 2003, the Accounting Standards Board issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" ("AcG-15"), which requires the consolidation of a variable interest entity by the primary beneficiary. AcG-15 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. AcG-15 is applicable to annual and interim periods beginning on or after January 1, 2004. Earlier adoption is encouraged. However, because we do not have any variable interest entities, there is no impact on our consolidated financial statements.

In February 2003, the Accounting Standards Board issued Accounting Guideline AcG-14, "Disclosure of Guarantees" ("AcG-14"). AcG-14 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to disclose information about each guarantee, or each group of similar guarantees, even when the likelihood of the guarantor having to make any payments under the guarantee is slight. AcG-14 does not address the recognition or measurement of a guarantor's liability for obligations under a guarantee. The Guideline is to be applied to the financial statements of interim and annual periods beginning on or after January 1, 2003. We have adopted AcG-14 in our consolidated financial statements.

Effective January 1, 2003, we adopted the new standards contained in HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". There was no impact on our consolidated financial statements.

3.       ACQUISITION OF AIRPRIME, INC.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. ("AirPrime"), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California. We subsequently changed the name of AirPrime to Sierra Wireless America, Inc. The results of AirPrime's operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448. The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets..................................................................          $   4,716
Property and equipment..........................................................              1,352
Intangible assets...............................................................              5,270
Goodwill........................................................................             19,706
                                                                                         ----------
     Total assets acquired......................................................             31,044

Current liabilities.............................................................              7,219
                                                                                         ----------
Net assets acquired.............................................................          $  23,825
                                                                                         ==========


The following table presents details of the purchased intangible assets:

                                                                                       ESTIMATED USEFUL
                                                                                       LIFE (IN YEARS)      AMOUNT
                                                                                       ----------------     ------
Intellectual property...........................................................              5            $   3,780
Customer relationships..........................................................              5                  940
Licenses........................................................................              5                  400
Databases.......................................................................              5                  150
                                                                                                          ----------
     Total purchased intangible assets..........................................                           $   5,270
                                                                                                          ==========

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

                                                                                       2002              2003
                                                                                       ----              ----
Revenue.........................................................................  $      96,282      $    118,514
Net loss........................................................................        (59,025)           (1,166)
Loss per share..................................................................  $       (2.95)     $      (0.06)

4.       RESTRUCTURING AND OTHER CHARGES

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime. During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Capital and intangible asset writedowns.......................................................        $       605
Workforce reductions..........................................................................                325
Facilities restructuring......................................................................                290
                                                                                                      -----------
     Total restructuring and other charges....................................................        $     1,220
                                                                                                     ============

The writedowns of capital and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which are no longer required. These assets were written down to nil. Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees notified of termination. Of the 11 employees, seven were in product development and four were in manufacturing. As of December 31, 2003, there were no remaining restructuring amounts to be paid out related to workforce reductions. We also recorded an additional facilities restructuring charge of $290 as we have made little progress in 2003 on the facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period. These eight employees have completed their integration activities and have been terminated as of December 31, 2003 (see note 5).

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During, 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, capital and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the provision for the 2002 business restructuring program and the balance of the provision at December 31, 2003 and December 31, 2002.

                                                                     FACILITIES      WORKFORCE
                                                                   RESTRUCTURING     REDUCTION         OTHER           TOTAL
                                                                   -------------     ---------         -----           -----
 Balance at December 31, 2002...................................    $     4,547     $       54     $      164     $      4,765
      Additional charges........................................            290             --             --              290
      Cash payments.............................................         (1,243)           (54)           (87)          (1,384)
                                                                    ------------    -----------    ------------    ------------
 Balance at December 31, 2003...................................    $     3,594     $       --     $       77     $      3,671
                                                                    ============    ===========    ===========    =============

5.       INTEGRATION COSTS

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period. All of these employees have completed their integration activities and have been terminated as of December 31, 2003.

6.       INVENTORIES

                                                                                           2002       2003
                                                                                           ----       ----
Electronic components............................................................        $   1,430  $    782
Finished goods...................................................................            5,243       729
                                                                                         ---------  --------
                                                                                         $   6,673  $  1,511
                                                                                         =========  ========

7.       CAPITAL ASSETS

                                                                                                  2003
                                                                                    --------------------------------------
                                                                                               ACCUMULATED
                                                                                             AMORTIZATION AND     NET BOOK
                                                                                    COST        WRITEDOWN           VALUE
                                                                                    ----     ----------------     --------
Furniture and fixtures..........................................................  $  2,478    $      1,361       $   1,117
Research and development equipment..............................................     9,047           7,622           1,425
Tooling.........................................................................     7,280           6,024           1,256
Software........................................................................     5,450           3,452           1,998
Leasehold improvements..........................................................     1,742           1,624             118
Office equipment................................................................       340             269              71
                                                                                 ---------   -------------     -----------
                                                                                 $  26,337   $      20,352     $     5,985
                                                                                 =========   ==============    ===========

                                                                                                  2002
                                                                                    --------------------------------------
                                                                                               ACCUMULATED
                                                                                             AMORTIZATION AND     NET BOOK
                                                                                    COST        WRITEDOWN           VALUE
                                                                                    ----     ----------------     --------
Furniture and fixtures.........................................................   $   2,262   $        995       $   1,267
Research and development equipment.............................................       7,791          5,672           2,119
Tooling........................................................................       6,453          4,952           1,501
Software.......................................................................       4,406          2,694           1,712
Leasehold improvements.........................................................       1,738          1,257             481
Office equipment...............................................................         337            219             118
                                                                                 ----------   -------------      ---------
                                                                                  $  22,987    $    15,789       $   7,198
                                                                                  =========   =============      =========

As at December 31, 2003, assets under a capital lease with a cost of $484 (2002 -- $1,764) and accumulated amortization of $310 (2002 -- $781) are included in capital assets.

8.       GOODWILL AND INTANGIBLE ASSETS

Goodwill was acquired in 2003 as a result of the acquisition of AirPrime (note
3). An annual impairment test has been performed which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter and determined that its fair value did not have to be re-computed because the components of the reporting unit had not changed since the fair value computation completed at August 12, 2003, the date of acquisition, the previous fair value amount exceeded the carrying amount of the reporting unit by a substantial margin, and no evidence exists to indicate that the current fair value of the reporting unit would be less than its current carrying amount.

The components of intangible assets at December 31, 2003 and 2002 are as follows:

                                                                                                  2003
                                                                                    --------------------------------------
                                                                                               ACCUMULATED
                                                                                             AMORTIZATION AND     NET BOOK
                                                                                    COST        WRITEDOWN           VALUE
                                                                                    ----     ----------------     --------
  Patents and trademarks........................................................  $   2,604   $         241      $   2,363
  License fees..................................................................     15,156           7,404          7,752
  Intellectual property.........................................................      4,214             718          3,496
  Customer relationships........................................................        940              70            870
  Databases.....................................................................        150              11            139
                                                                                 ----------   -------------      ---------
                                                                                  $  23,064    $      8,444      $  14,620
                                                                                 ==========   =============      =========

                                                                                                  2002
                                                                                    --------------------------------------
                                                                                               ACCUMULATED
                                                                                             AMORTIZATION AND     NET BOOK
                                                                                    COST        WRITEDOWN           VALUE
                                                                                    ----     ----------------     --------
Patents and trademarks..........................................................  $   1,569   $         137      $   1,432
License fees....................................................................     11,744           6,269          5,475
Intellectual property...........................................................      1,434           1,434             --
                                                                                 ----------   -------------      ---------
                                                                                  $  14,747   $       7,840      $   6,907
                                                                                 ==========   =============      =========

The estimated aggregate amortization expense for each of the next five years is expected to be $2,924 per year.

9.       LONG-TERM LIABILITIES

                                                                                             2002       2003
                                                                                           --------   --------
Facilities (note 4)...................................................................     $  4,547   $  3,594
TPC warrants (note 16(b)).............................................................        1,152         --
                                                                                           --------   --------
                                                                                              5,699      3,594
Less current portion..................................................................        2,803      1,328
                                                                                           --------   --------
                                                                                           $  2,896   $  2,266
                                                                                           ========   ========

10.      OBLIGATIONS UNDER CAPITAL LEASE

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2004. As at December 31, 2003 our future minimum lease payments under capital leases were as follows:

                                                                                         CDN.$       U.S.$
                                                                                        -------     -------
2004.............................................................................       $   190     $   147
Less amount representing interest at approximately 10.8%.........................             8           6
                                                                                        -------     -------
                                                                                        $   182     $   141
                                                                                        =======     =======

Interest expense on capital lease obligations for the year ended December 31, 2003 is $63 (2002 -- $149).

11.      SHARE CAPITAL

PUBLIC OFFERING

On November 14, 2003, we completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share. Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury, and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.

ACQUISITION OF AIRPRIME, INC.

On August 12, 2003, we issued 3,708,521 common shares to acquire AirPrime. The value of the shares was determined based on the average market price of Sierra Wireless, Inc.'s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.

Changes in the issued and outstanding common shares are as follows:

                                                                                   NUMBER OF
                                                                                     SHARES          AMOUNT
                                                                                   ----------     -----------
 Balance at December 31, 2000...................................................   16,009,575     $   120,951
 Stock option exercises.........................................................      176,195             499
                                                                                   ----------     -----------
 Balance at December 31, 2001...................................................   16,185,770         121,450
 Stock option exercises.........................................................      159,626             374
                                                                                   ----------     -----------
 Balance at December 31, 2002...................................................   16,345,396         121,824
 Issued for acquisition (note 3)................................................    3,708,521          22,377
 Issued for cash................................................................    4,442,222          72,186
 Share issue costs..............................................................           --          (4,761)
 Stock option exercises.........................................................      325,932           1,198
                                                                                   ----------     -----------
 Balance at December 31, 2003...................................................   24,822,071     $   212,824
                                                                                   ==========     ===========

STOCK OPTION PLAN

Under the terms of our employee stock option plan, our board of directors may grant options to employees, officers and directors. The plan provides for the granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five year or a ten year term. Since February 1999, options have been granted with a five year term. We have reserved 3,882,233 options for issuance under our employee stock option plan. Stock options have been granted in Canadian and U.S. dollars.

Stock option activity since December 31, 2000 is presented below:

                                                                              NUMBER OF       WEIGHTED AVERAGE
                                                                                SHARES         EXERCISE PRICE
                                                                              ---------       ----------------
                                                                                             CDN.$        U.S.$
Outstanding, December 31, 2000.............................................  2,121,134       39.10        26.07
Granted....................................................................    594,628       32.37        20.27
Exercised..................................................................   (175,571)       4.30         2.69
Forfeited..................................................................    (96,742)      48.99        30.68
                                                                             ----------
Outstanding, December 31, 2001.............................................  2,443,449       39.57        24.78
Granted....................................................................    732,250        9.79         6.20
Exercised..................................................................   (159,626)       3.73         2.36
Forfeited..................................................................   (465,509)      50.22        31.78
                                                                             ----------
Outstanding, December 31, 2002.............................................  2,550,564       19.83        12.55
Granted....................................................................    609,300       14.79        11.46
Exercised..................................................................   (325,932)       4.90         3.80
Forfeited.................................................................. (1,107,572)      54.86        42.53
                                                                             ----------
Outstanding, December 31, 2003.............................................  1,726,360       11.58         8.98
                                                                             ==========


                                                                                              EXERCISABLE,
DECEMBER 31,                                                                                  END OF YEAR
--------------                                                                                -----------
2001......................................................................................      1,035,002
2002......................................................................................      1,378,101
2003......................................................................................        714,345

The following table summarizes the stock options outstanding at December 31, 2003:

                                                            OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                            ------------------------------------------------- --------------------------------
                                                             WEIGHTED
                                                              AVERAGE             WEIGHTED                         WEIGHTED
              RANGE OF                        NUMBER         REMAINING             AVERAGE       NUMBER             AVERAGE
           EXERCISE PRICES                   OF SHARES   CONTRACTUAL LIFE      EXERCISE PRICE  EXERCISABLE      EXERCISE PRICE
------------------------------------        ----------   ----------------  ------------------  -----------  ------------------
                                                             IN YEARS         CDN.$    U.S.$                   CDN.$    U.S.$

$0.70 - $1.16 (Cdn.$0.90 - Cdn.$1.50).....     55,288          3.6         $    1.14  $  0.88      55,288   $    1.14  $  0.88
$1.17 - $2.71 (Cdn.$1.51 - Cdn.$3.50).....    476,473          3.7              3.35     2.59     193,782        3.28     2.54
$2.72 - $9.30 (Cdn.$3.51 - Cdn.$12.00)....    306,209          4.6              9.61     7.45      13,636        5.17     4.00
$9.31 - $15.50 (Cdn.$12.01 - Cdn.$20.00)..    371,691          1.3             15.09    11.70     296,448       15.14    11.73
$15.51 - $23.26 (Cdn.$20.01 - Cdn.$30.00).    440,640          4.2             21.30    16.51      86,719       22.96    17.80
$23.27 - $136.47 (Cdn.$30.01 - Cdn.$176.05)    76,059          1.4             81.53    63.20      68,472       81.76    63.38
                                            ---------                                            --------
                                            1,726,360          3.4             11.58     7.25     714,345       17.98    13.94
                                            =========                                            ========

The options outstanding at December 31, 2003 expire between March 29, 2004 and December 31, 2008.

WARRANTS

There are outstanding warrants to purchase 138,696 of our common shares at Cdn $20.49 per share. The warrants are exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program (note 16(b)).

12.   FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

CONCENTRATIONS OF BUSINESS RISK

We maintain substantially all of our cash and cash equivalents, short-term investments and long-term investments with major financial institutions or government instruments. Corporate paper is uninsured. Deposits we hold with banks may exceed the amount of insurance provided on such deposits.

We outsource our manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customers' financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

LINE OF CREDIT

During 2002, we expanded our operating line of credit from $949 (Cdn.$1,500) to $10,000, which bears interest at prime plus 1.25% per annum. This line of credit is secured by a general security agreement providing a first charge against all assets. The balance at December 31, 2003 was nil (2002 -- nil).

13.      INCOME TAXES

The composition of our future tax assets at December 31 is as follows:

                                                                                2002        2003
                                                                                ----        ----
Future tax assets
  Capital assets............................................................  $ (1,837)    $   (350)
  Loss carryforwards........................................................     3,002       11,995
  Scientific research and development expenses..............................     7,521       10,538
  Share issue costs.........................................................       897        1,812
  Reserves and other........................................................     5,218        3,708
                                                                              --------     ---------
Total gross future tax assets...............................................    14,801       27,703
Less valuation allowance....................................................    14,301       27,203
                                                                              --------     ---------
Net future tax assets.......................................................  $    500     $    500
                                                                              ========     =========

We believe that realization of our net future tax assets is more likely than not. In assessing the realizability of our future tax assets, we considered whether it is more likely than not that some portion or all of our future tax assets will not be realized. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2003, we had net operating losses of $6,968 for Canadian income tax purposes which expire in 2009, and may be used to offset future taxable income in Canada. We also have approximately $24,613 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely, and investment tax credits of approximately $13,945 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2004 until 2013.

In addition, at December 31, 2003, net operating loss carryforwards for our foreign subsidiaries were $26,396 for United States income tax purposes and $1,796 for U.K. income tax purposes. These carryforwards expire in various amounts through 2019. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

EFFECTIVE TAX RATE

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

                                                                                 2001        2002       2003
                                                                               -------     -------     -------
Combined Canadian federal and provincial income taxes at
  expected rate of 37.6% (2002 - 39.6%, 2001 - 44.6%)........................  $(10,946)   $(15,127)   $     923
Permanent and other differences..............................................     1,076       1,381           (9)
Unrecognized tax assets......................................................     2,267       8,826         (635)
Change in enacted tax rates..................................................       712           -            -
Loss subject to tax at rates lower than statutory rate.......................     6,618       4,629          (81)
Writedown of future tax asset................................................         -       3,754            -
                                                                               ---------  ---------    ---------
                                                                               $   (273)  $   3,463    $     198
                                                                               =========  =========    =========

Our provisions for income taxes consist of the following:

                                                                                        2001       2002       2003
                                                                                      -------     -------    -------
Current
  Canadian.........................................................................   $    95    $    94   $   198
  Foreign..........................................................................      (353)      (385)       --
                                                                                      --------   -------   -------
Total current......................................................................      (258)      (291)      198
Future
  Canadian.........................................................................       (15)     3,754        --
  Foreign..........................................................................        --         --        --
Total future                                                                              (15)     3,754        --
                                                                                      --------   -------   -------
Income tax expense (recovery)......................................................   $  (273)   $ 3,463   $   198
                                                                                      ========   =======   =======

14.      RESEARCH AND DEVELOPMENT

                                                                                        2001       2002        2003
                                                                                      -------     -------    -------
Research and development...........................................................   $ 19,929   $ 17,045    $ 16,471
Less government research and development funding and investment tax credits........      2,527      1,899         477
                                                                                      --------   --------    --------
                                                                                      $ 17,402   $ 15,146    $ 15,994
                                                                                      ========   ========    ========

15.      EARNINGS (LOSS) PER SHARE

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

                                                                                         2001      2002      2003
                                                                                        ------    ------    ------
Weighted-average shares used in computation of basic earnings (loss) per share........  16,129    16,304    18,442
Weighted-average shares from assumed conversion of dilutive options...................      --        --       547
                                                                                        ------    ------    ------
Weighted-average shares used in computation of diluted earnings (loss) per share......  16,129    16,304    18,989
                                                                                        ======    ======    ======

16.  COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2003 as follows:

                                                                                         CDN.$       U.S.$
                                                                                         -----       -----
2004.................................................................................  $  3,711    $   2,877
2005.................................................................................     3,291        2,551
2006.................................................................................     3,340        2,589
2007.................................................................................     3,431        2,660
2008.................................................................................     3,449        2,674
Thereafter...........................................................................     6,739        5,224
                                                                                       --------    ---------
                                                                                       $ 23,961    $  18,575
                                                                                       =========   =========

(b)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,242. Repayment for certain of the research and development funding agreements is contingent upon reaching certain revenue levels for specified products.

     (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the year, we claimed $477 (2002 -- $1,899) that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model. The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

             Balance, January 1, 2002.......................................  $     1,251
             Provisions.....................................................          819
             Expenditures...................................................         (907)
                                                                              ------------
             Balance, December 31, 2002.....................................        1,163
             Provisions.....................................................        1,939
             Increase due to acquisition (note 3)...........................          418
             Expenditures...................................................       (1,179)
                                                                              ------------
             Balance, December 31, 2003.....................................  $     2,341
                                                                              ============

(c) OTHER COMMITMENTS

We have entered into purchase commitments totaling $28,287 with certain contract manufacturers under which we commit to buy a minimum amount of designated products between January 2004 and August 2004. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) LEGAL PROCEEDINGS

     (i) In July 2001, we learned that Metricom, Inc. ("Metricom"), one of our customers, had filed a Chapter 11 reorganization under the U.S. bankruptcy laws. We filed a proof of claim for amounts due to us totaling $13,745. Metricom objected to that claim asserting that all but $2,254 should be disallowed. Metricom also filed an adversary complaint against us in the U.S. bankruptcy court seeking return of payments totaling $1,900 made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contended that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250, and Metricom agreed to dismiss the preference claims. We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 -- $1,808).

     (ii) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. During the second quarter of 2003, we reached an agreement with MLR. Under the agreement, we received non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR released us from their claim of alleged patent infringement.

     (iii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

17.  SUPPLEMENTARY INFORMATION

                                                                                              2001       2002        2003
                                                                                             ------     ------      ------
(a)  CASH FLOW INFORMATION:
Cash received
   Interest............................................................................... $   2,782  $     912     $  500
   Income taxes...........................................................................        --        905         24
Cash paid for
   Interest...............................................................................        48        323         62
   Income taxes...........................................................................       958         57         62
Non-cash financing activities
   Purchase of capital assets funded by obligations under
      capital lease.......................................................................     1,759        328        113
   Issuance of common shares on acquisition (note 3)......................................        --         --     22,377

(b)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Opening balance........................................................................... $   1,320  $   5,169  $   3,068
Acquisitions..............................................................................        --         --         62
Bad debt expense..........................................................................     4,040        623        375
Write offs and settlements................................................................      (191)    (2,724)    (1,275)
                                                                                           ---------- ---------- ----------
Closing balance........................................................................... $   5,169  $   3,068  $   2,230
                                                                                           ========== ========== ==========
(c)  OTHER:
Rent expense.............................................................................. $   1,334  $   1,599  $   1,603
Foreign exchange loss (gain)..............................................................      (187)       (77)       439

18.  SEGMENTED INFORMATION

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

                                                                                  2001        2002       2003
                                                                                  ----        ----       ----
MP modems...................................................................   $   8,039   $   7,781   $   6,183
AirCard modems..............................................................      38,627      44,616      71,060
OEM modems..................................................................       9,319      19,025      20,961
Other.......................................................................       3,718       2,113       2,845
Research and development funding............................................       2,645       3,724         660
                                                                               ---------   ---------   ---------
                                                                               $  62,348   $  77,259   $ 101,709
                                                                               =========   =========   =========

65% (2002 -- 85%) of our capital assets are in Canada. Product sales in North America were 73% (2002 -- 87%; 2001 -- 97%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

                                                                        2001                2002            2003
                                                                   --------------     --------------   -------------
Reseller A......................................................     less than 10%    $      17,808    $     18,044
Reseller B......................................................     less than 10%    $      15,605    less than 10%
Reseller C......................................................   $        8,228      less than 10%   less than 10%
Reseller D......................................................   $        6,098      less than 10%   less than 10%

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Sierra Wireless, Inc.


                                        By: /s/ DAVID B. SUTCLIFFE
                                           -------------------------------------
                                            David B. Sutcliffe
                                            Chairman and Chief Executive Officer


Date: April 2, 2004